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02041889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2001 Annual Report
2002 Information Circular
2002 Proxy Statement
Supplemental Mailing return card

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
5-31-02

For the month of May, 19 2002

ID Biomedical Corporation
(Translation of registrant's name into English)

1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
(Address of principal executive offices)

PROCESSED
JUN 27 2002
P
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation
(Registrant)

Date June 6, 2002

By [signature]
(Signature)*
Deborah Bowers
Corporate Secretary

*Print the name and title of the signing officer under his signature.

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 24 2002
WASH, D.C. 155

GENERAL INSTRUCTIONS

A. Rule as to Use of From 6-K.

This form shall be used by foreign issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not previously furnished, such issuer (i) is required to make public in the country of its domicile or in which it is incorporated or organized pursuant to the law of that country, or (ii) filed with a foreign stock exchange in which its securities are traded and which was made public by that exchange, or (iii) distributed to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is significant with respect to the issuer and its subsidiaries concerning: changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ID BIOMEDICAL CORPORATION

SUPPLEMENTAL MAILING LIST RETURN CARD

If you wish to receive the Company's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately, to our transfer agents:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements. (Registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in an agent, broker, or bank's name).

Please put my name on your Supplemental Mailing list to receive unaudited interim financial statements of ID Biomedical Corporation.

____
(First Name and Surname)

____
(Number and Street)

____
(City) (Province) (Postal Code)

Signature: ______________________ ______________________
(Signature of Shareholder) (Date)

ID BIOMEDICAL CORPORATION

PROXY FOR ANNUAL GENERAL MEETING

June 19, 2002

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned shareholder of ID Biomedical Corporation (the "Corporation") hereby appoints Anthony F. Holler, or failing him Todd R. Patrick, or failing either of them ________________ as the proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the annual general meeting (the "Meeting") of the members of the Corporation to be held on June 19, 2002 and at any adjournments thereof, to the same extent and with the same powers as if the undersigned were present at the said meeting, or any adjournments thereof, and the persons named are specifically directed to vote as indicated below.

I direct my proxy to vote as follows:

1. To appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation until the next annual general meeting and authorize the directors to fix the remuneration to be paid to the auditor.

FOR ☐ WITHHOLD ☐

2. To fix the number of directors of the Company at eight, as described in the accompanying Information Circular.

FOR ☐ AGAINST ☐

3. To elect the following persons as directors of the Corporation until the next annual general meeting:

Dr. Richard Bastiani	FOR ☐	WITHHOLD ☐
Daniel A. Carriere	FOR ☐	WITHHOLD ☐
Dr. Anthony F. Holler	FOR ☐	WITHHOLD ☐
Richard H. McCoy	FOR ☐	WITHHOLD ☐
Todd R. Patrick	FOR ☐	WITHHOLD ☐
Jon S. Saxe	FOR ☐	WITHHOLD ☐
Dr. Brian J. Underdown	FOR ☐	WITHHOLD ☐
Ian A. Webb	FOR ☐	WITHHOLD ☐

4. To approve an ordinary resolution with respect to an amendment to the Corporation's Stock Option Plan, as described in Schedule A to the accompanying Information Circular.

FOR ☐ AGAINST ☐

5. To approve an ordinary resolution with respect to the Corporation's Directors Fee Payment Plan, as described in Schedule B to the accompanying Information Circular.

FOR ☐ AGAINST ☐

6. To approve an ordinary resolution with respect to the extension of the Company's Shareholder Rights Plan, as described in Schedule C to the accompanying Information Circular.

FOR ☐ AGAINST ☐

7. To approve an special resolution with respect to approval of Company loan to employees for exercise of stock options, as described in Schedule D to the accompanying Information Circular.

FOR ☐ AGAINST ☐

EXECUTED on the _____ day of ________________, 2002.

____
Signature of Shareholder (or Authorized Attorney or Signatory on behalf of Shareholder)

____
Number of Common Shares Held

____
Name of Shareholder (please print clearly)

____
Address

____
City/Province

PROXY INSTRUCTIONS

1. The common shares represented by this proxy will, on any ballot, be voted as the shareholder may have specified by marking an "X" in the spaces provided for that purpose. **IF NO CHOICE IS SPECIFIED AND EITHER OF ANTHONY F. HOLLER OR TODD R. PATRICK IS APPOINTED AS PROXYHOLDER, THE COMMON SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.**

2. **THE SHAREHOLDER MAY APPOINT AS PROXYHOLDER SOMEONE OTHER THAN THE PERSONS NAMED IN THIS PROXY BY STRIKING OUT THEIR NAMES AND INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON HE OR SHE WISHES TO ATTEND AND ACT AS PROXYHOLDER. THAT PERSON NEED NOT BE A SHAREHOLDER OF THE CORPORATION. IF THE INSTRUCTIONS BY THE SHAREHOLDER ON THIS PROXY ARE CERTAIN, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED ON ANY POLL, AND WHERE THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED ON, THE COMMON SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.**

3. **THIS PROXY ALSO CONFERS A DISCRETIONARY AUTHORITY TO VOTE THE SHARES WITH RESPECT TO AMENDMENTS OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, BUT ONLY IF MANAGEMENT HAS NOT BEEN MADE AWARE, A REASONABLE TIME PRIOR TO THIS SOLICITATION, THAT THE AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING.** No matters other than those stated in the attached notice are, at present, known to be considered at the Meeting but, if such matters should arise, proxies will be voted in accordance with the best judgment of the proxyholder.

4. This proxy may not be valid unless it is dated and signed by the shareholder or by his or her attorney duly authorized in writing or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this proxy is executed by an attorney for an individual shareholder or joint shareholder or by an officer or officers or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy. If this proxy is not dated in the blank space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.

5. This proxy may not be used at the Meeting unless it is deposited at the office of Computershare Trust Company of Canada at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, before 9:00 a.m., Vancouver time, on June 17, 2002, or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting. The Chair of the Meeting has the discretion to accept proxies filed subsequently.

ID BIOMEDICAL CORPORATION

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

FOR

2002

ANNUAL GENERAL MEETING

OF MEMBERS

To Be Held
9:00 a.m.
Wednesday, June 19, 2002
In the
Kensington Room
in
Le Royal Meridien, King Edward Hotel
37 King Street East
Toronto, Ontario

ID BIOMEDICAL CORPORATION
1510 – 800 West Pender
Vancouver, BC
V6C 2V6

NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of the members ("shareholders") of ID Biomedical Corporation (the "Company") will be held in the Kensington Room, in Le Royal Meridien, King Edward Hotel, 37 King Street East, Toronto, Ontario on Wednesday, June 19, 2002, at 9:00 a.m. for the following purposes:

1. To receive the Company's annual report, consisting of the annual audited financial statements of the Company for the financial year ending December 31, 2001, the auditors' report on the annual audited financial statements of the Company and the report of the directors of the Company.

2. To approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting and to authorize the directors to fix the remuneration to be paid to the auditors.

3. To fix the number of directors of the Company at eight and elect, by ordinary resolution, the directors of the Company for the ensuing year.

4. To approve and confirm, by ordinary resolution, an amendment to the Company's Stock Option Plan as set out in the accompanying Information Circular. The text of this resolution is set out in Schedule A to the Information Circular.

5. To approve and confirm, by ordinary resolution, an amendment to the Company's Directors' Fee Payment Plan as set out in the accompanying Information Circular. The text of this resolution is set out in Schedule B to the Information Circular.

6. To approve and confirm, by ordinary resolution, an extension of the Company's Shareholders Rights Plan as set out in the accompanying Information Circular. The text of this resolution is set out in Schedule C to the Information Circular.

7. To approve and confirm, by special resolution, loans to senior executives for exercise of their options as set out in the accompanying Information Circular. The text of this resolution is set out in Schedule D to the Information Circular.

8. To transact any other business as may properly come before the annual general meeting and any adjournments thereof.

Copies of the revised Stock Option Plan and the revised Directors' Fee Payment Plan, which will be presented for approval and confirmation at the Meeting, and copies of the Shareholder Rights Plan are available from the Secretary of the Company at the Company's head office at 1510 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6

If you are a *registered shareholder* of the Company and are unable to attend the meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, by no later than 9:00 a.m. (Vancouver time) on June 17, 2002.

If you are an *unregistered shareholder* of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.

DATED this 10th day of May, 2002.

BY ORDER OF THE BOARD

(signed) ANTHONY F. HOLLER
Chief Executive Officer

ID BIOMEDICAL CORPORATION

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular accompanies the Notice of Annual General Meeting ("Notice") for the 2002 Annual General Meeting ("Meeting") of the members ("shareholders") of ID Biomedical Corporation ("Company" or "IDB") to be held on June 19, 2002 and is furnished in connection **with the solicitation of proxies by management of the Company** for use at the Meeting, or at any adjournment thereof, for the purposes set forth in the accompanying Notice.

This solicitation of proxies will be conducted by mail but may be supplemented by telephone or other personal contact to be made without special compensation by officers or employees of the Company. The Company does not reimburse shareholders' nominees or agents for the cost incurred in obtaining their principal's authorization to execute forms of proxy. The total cost of solicitation will be borne by the Company.

The head office of the Company is 1510 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. The telephone number is (604) 431-9314 and the facsimile number is (604) 431-9378. The registered and records office of the Company is located at 900 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2.

The date of this Information Circular is May 10, 2002 and it is first being sent to shareholders on or about May 15, 2002.

Appointment of Proxyholder

The form of proxy accompanying this Information Circular is being solicited by the management of the Company. The persons named in the enclosed form of proxy are the Chief Executive Officer and the President of the Company.

A registered shareholder of the Company or, subject to applicable laws, an intermediary who holds shares of the Company on behalf of a non-registered shareholder, has the right to appoint an individual to attend and act for, and on behalf of, the shareholder or intermediary at the Meeting other than one of the persons named in the accompanying form of proxy. A shareholder or intermediary who does not wish to appoint either of the persons so named should strike out those names and insert, in the blank space provided, the name of the individual whom the shareholder or intermediary wishes to appoint as proxyholder. That individual need not be a shareholder.

Execution of Proxy

A proxy will not be valid unless it is signed by the shareholder or intermediary or by the shareholder's or intermediary's agent duly authorized in writing or, if the shareholder or intermediary is a company, under its seal or by an officer or agent thereof duly authorized. If a proxy is executed by an agent for a shareholder or intermediary then the instrument empowering the agent, or a notarial copy thereof, must accompany the proxy.

Joint Holders

A proxy given on behalf of joint holders must be executed by all of them and may be revoked only by all of them. If more than one of several joint holders are present at the Meeting and they do not agree as to which of them is to exercise any vote to which they are jointly entitled, the joint member present whose name is first on the register shall alone be entitled to vote in respect of the jointly held shares.

Deposit of Proxy

Executed proxies must be deposited by hand or mail with Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 no later than 9:00 a.m. on June 17, 2002, or not less than 48 hours (excluding Saturdays and holidays) before any adjournment of the Meeting. The chair of the Meeting has the discretion to accept proxies filed subsequently.

All non-registered shareholders who receive these proxy materials through their broker or through another intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or by that other intermediary.

Exercise of Vote by Proxy

Shares represented by properly executed proxies in the accompanying form (if executed in favour of management nominees and properly deposited prior to the Meeting) will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, shares represented by such proxies will be voted accordingly. **If no choice is specified, the persons designated in the accompanying form of proxy will vote in favour of all matters proposed by management at the Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting.** At the date of this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment unless written notice of such death, incapacity, bankruptcy or revocation is received by the chair of the Meeting, as applicable, at any time before the vote is cast.

Revocation of Proxy

A shareholder or intermediary may revoke a proxy before it is exercised by depositing an instrument in writing, executed by the shareholder or by the shareholder's agent duly authorized in writing or where the shareholder is a company, by a duly authorized officer or attorney of the company, at the registered office of the Company at 900 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the chair of the Meeting on the day of the Meeting or at any adjournment thereof and, in either case, the proxy is thereby revoked. A proxy may also be revoked in any other manner permitted by law.

Currency

All references to monetary amounts in this Information Circular are in Canadian dollars unless otherwise indicated.

Voting Shares and Principal Holders

Voting Shares

The authorized capital of the Company consists of 200,000,000 common shares without par value ("Share" or "Shares"), 100,000,000 Class "A" Preference shares with a par value of $10 each and 100,000,000 Class "B" Preference shares with a par value of $50 each, of which 31,108,872 Shares and no Class "A" or Class "B" Preference shares were issued and outstanding as of May 10, 2002. At an annual general meeting of the Company every holder of Shares present in person or represented by proxy and entitled to vote shall have one vote on any show of hands and one vote per Share on a poll, and shall have the right to require resolutions to be voted by a poll. Holders of Shares of record at the close of business on May 10, 2002, will be entitled to receive notice of and to vote at the Meeting.

Principal Holders

To the knowledge of the directors and senior officers of the Company, at May 10, 2002, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

As at May 10, 2002 the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over 1,812,927 Shares.

Votes Necessary to Pass Resolutions

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of one person present and being, or representing by proxy, a shareholder of the Company. Unless otherwise described herein, a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

Particular Matters to be Acted Upon

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of KPMG LLP, Chartered Accountants, as the auditors of the Company to hold office until the close of the next annual general meeting, or until a successor is appointed, at a remuneration to be determined by the directors. KPMG were first appointed auditors of the Company on June 4, 1991.

Election of Directors

At the meeting, shareholders will be asked to pass a resolution fixing the number of directors at eight and to elect eight members to the board of directors for the ensuing year. The Articles of the Company provide that the members of the board of directors may appoint additional directors over the course of the year to a maximum of an additional one-third of the number of directors elected or appointed at the most recent annual general meeting of shareholders.

Directors are elected annually by the shareholders of the Company and hold office until the next annual general meeting of the Company. Management's nominees for election to the Board of Directors will be as follows:

Name, Present Position and Municipality of Residence	Present Principal Occupation[1]	First Appointed Director	Shares Owned[2]
DR. RICHARD BASTIANI[3] Chairman, Director Los Gatos, CA	Retired; Formerly President, Dendreon Corp. (biotechnology company)	October 15, 1996	45,873
DANIEL A. CARRIERE[3] Director Vancouver, BC	President, Carriere Financial Services Inc. (venture capital company)	August 24, 1998	223,137
ANTHONY F. HOLLER, M.D. Chief Executive Officer and a Director Vancouver, BC	Chief Executive Officer of the Company	March 4, 1991	306,034
RICHARD H. MCCOY[3] Director Toronto, ON	Vice Chairman, Investment Banking, TD Securities Inc. (investment dealer)	September 13, 1999	3,503

Name, Present Position and Municipality of Residence	Present Principal Occupation[1]	First Appointed Director	Shares Owned[2]
TODD R. PATRICK President/Chief Operating Officer and a Director Bellevue, WA	President and Chief Operating Officer of the Company	Since May 18, 2000	100,963
JON S. SAXE[3] Director Los Altos, CA	Retired; Formerly President, Protein Design Labs, Inc. (biopharmaceutical company)	November 10, 1993	44,488
DR. BRIAN J. UNDERDOWN, PhD[3] Director Toronto, ON	Vice President, MDS Capital Corporation and President, University Medical Discoveries Inc.	September 13, 1999	3,000
IAN A. WEBB[3] Director Vancouver, BC	Partner, Borden Ladner Gervais LLP (law firm)	July 11, 1997	Nil

(1) Includes occupations for the preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of May 10, 2002.

(3) Member of Audit Committee.

Certain parts of the information in the table above is not within the knowledge of management of the Company and has been provided by the individual directors.

Amendment to Stock Option Plan

At the Meeting, approval of the shareholders will be sought to pass an ordinary resolution confirming an amendment to the stock option plan ("Stock Option Plan") of the Company as previously approved by the directors of the Company. The amendment will increase the maximum number of Shares issuable upon exercise of options granted under the Stock Option Plan by 2,146,939 Shares to a new maximum of 5,889,278 Shares. With the proposed increase, the maximum number of Shares issuable upon exercise of outstanding options and those which could be granted in the future under the Company's Stock Option Plan would equal approximately 17.5% of the current issued and outstanding Shares of the Company. As at May 1, 2002 there were 3,342,359 options to acquire Shares which had been issued under the Stock Option Plan, of which 2,888,349 remain outstanding.

Historically, the Company has attempted to limit the number of Shares issuable upon exercise of outstanding options together with those which could be granted in the future under the Company's Stock Option Plan, to approximately 15% of the number of issued and outstanding Shares. This year, the Company is faced with an unusual situation in which a large number of previously granted options are scheduled to expire. Most of these options are currently "in the money" and, as such, the Company expects they will be exercised by the holders thereof. The Toronto Stock Exchange rules governing stock option plans do not permit the Company to re-issue previously authorized options once they have been exercised. Instead, the Company is required to obtain further shareholder approval to grant additional options beyond the number previously authorized by shareholders. As a result, in order to ensure sufficient options are available during the year to grant new options to employees whose options are expiring this year, shareholders are being asked to approve a larger increase to the maximum number of Shares issuable under the Stock Option Plan than has historically been the case. Once all anticipated option exercises and grants are completed during the year, the Company expects that the total number of Shares issuable upon exercise of then outstanding options and those which could be granted in the future under the Company's Stock Option Plan will be approximately 15% of the number of then outstanding Shares.

Copies of the amended Stock Option Plan may be obtained by any shareholder from the Secretary of the Company and are available for inspection by shareholders of the Company at its corporate head office at 1510 – 800 West Pender Street, Vancouver, B.C., V6C 2V6 and will be available for review at the Meeting. Implementation of the amendment to the Stock Option Plan is subject to the approval of securities regulatory authorities.

The remainder of the Stock Option Plan remains unchanged from the plan previously approved by shareholders. The maximum aggregate number of Shares which may be issued to insiders pursuant to the Company's Stock Option Plan and any other employee stock purchase plan within any one year period is 10% of the total number of outstanding Shares of the Company ("Outstanding Shares") on a non-diluted basis (excluding Shares issued pursuant to the Stock Option Plan and all other employee purchase plans of the Company over the preceding one year period).

The aggregate number of Shares which may be reserved for issue to any one person under the Stock Option Plan may not exceed 5% of the total number of Outstanding Shares. The Board is entitled to make adjustments to any outstanding options in order to reflect stock splits, stock dividends and other capital changes as well as in the event of a take-over bid.

The text of the proposed resolution to approve this amendment to the Stock Option Plan is set out in Schedule A hereto.

Amendment to Directors' Fee Payment Plan

The Company has previously instituted a Directors' Fee Payment Plan (the "Plan"). Under the terms of the Plan, each director is permitted to elect to receive his or her director's fees in either cash or Common Shares. The Common Shares can be issued only to a director or his or her personal holding company and will be issued at market price at the time of issuance. The total number of Common Shares issued pursuant to the Plan is fixed by shareholders from time to time and was initially fixed at 75,000 Shares. In addition, the total number of Common Shares issued in any one year to insiders of the Company under the Plan and the Stock Option Plan combined cannot exceed 10% of the outstanding Common Shares, and no one individual may receive more than 5% of the outstanding Common Shares under these two plans in any one year.

As at April 4, 2001, a total of 77,529 Common Shares had been issued under the Plan. Thereafter, the Company continued to notionally issue Common Shares under the Plan, subject to shareholder and other necessary regulatory approvals. At the Meeting, approval of the shareholders will be sought to pass an ordinary resolution to ratify and approve: (a) the issuance of 2,529 Common Shares on April 4, 2001 (at the price of $4.67 per Common Share); and (b) the issuance of a total of 12,488 Common Shares to be issued in respect of the period between July 1, 2001 and March 31, 2002 as follows:

Date	Price	Number of Shares
July 1, 2001 – Sept 31, 2001	$3.77	6,450
Oct 1, 2001-Dec 31, 2001	$7.05	3,671
Jan 1, 2002-Mar 31, 2002	$9.67	2,367

In addition, approval of the shareholders will be sought at the Meeting to pass an ordinary resolution confirming an amendment to the Plan to increase the maximum number of Common Shares issuable under the Plan to 225,000.

Pursuant to the rules of The Toronto Stock Exchange, all shares beneficially owned or controlled by the directors and their respective associates will be withheld from voting on the resolutions described above. As of May 10, 2002, the total number of shares to be withheld from voting was 726,998.

The text of the proposed resolution to approve this amendment to the Plan is set out in Schedule B hereto.

Extension of the Shareholders Rights Plan

The Company adopted a Shareholder Rights Plan (the "Rights Plan") effective May 1, 1996. At the 1999 Annual General Meeting, the Shareholders approved an extension to the plan for a three year period until 2002. At the Meeting, approval of the shareholders will be sought to pass an ordinary resolution approving the further extension of the Shareholder Rights Plan to the date of the Company's annual general meeting in 2005, an extension of three years. No other amendments to the terms of the Rights Plan are being proposed.

The following is a summary of the key terms of the Rights Plan. The summary is qualified in its entirety by the full terms of the Rights Plan, a copy of which is available from the Corporate Secretary of the Company.

Background

The primary purpose of the Rights Plan is to provide sufficient time for shareholders to properly assess any take-over bid and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value including the identification of other potential bidders.

The Rights Plan is not intended to deter take-over bids. It is designed to ensure that all shareholders receive equal treatment in the event of a take-over bid or other acquisition of control. Take-over bid contests for corporate control provide an opportunity for shareholders to obtain a one-time gain. After the acquisition of effective control of a company other than through a take-over bid made to all shareholders, the opportunity for this one-time gain normally does not recur. Without a Rights Plan, it would be possible for a bidder to acquire effective control through purchases in the open market or by private agreement or both using various techniques permitted under applicable securities legislation without making a bid available to all shareholders at the same price and without any premium offered under private agreement purchases. Such acquisitions of effective control can be a deterrent to other potential offerors. Shareholder rights plans are designed to prevent this by forcing all acquisitions of control to be made pursuant to a take-over bid available to all shareholders or in some other manner that is permitted by the Board of Directors.

Term and Shareholder Approval

The Rights Plan came into force on May 1, 1996 and, if confirmed at the Meeting, will expire on the date of the annual general meeting of the Company in 2005.

Issue of Rights

One common share purchase right (a "Right") allowing the purchase of one Share was granted in respect of each outstanding Share on May 31, 1996 and one Right will be granted in respect of each Share subsequently issued.

Exercise of Rights

The Rights will separate from the Shares and will be exercisable after the close of business on the tenth trading day (the "Separation Time") after a person has acquired, or announces or commences a take-over bid to acquire, 20% or more of the Shares other than pursuant to a Permitted Bid (referred to below). The acquisition by a person (an "Acquiring Person") of 20% or more of the Shares is called a "Flip-In Event". Any Rights held by an Acquiring Person will become void on the occurrence of the Flip-In Event. Accordingly, the Acquiring Person suffers significant dilution unless the acquisition of Shares is made in accordance with the Rights Plan.

Each Right entitles the registered holder thereof to purchase one Share at the exercise price of $150 per share (the "Exercise Price") after the Separation Time. However, after a Flip-In Event occurs, each Right will entitle the holder to receive, upon payment of the Exercise Price, that number of Shares having a market value equal to twice the Exercise Price.

The adjustment to the Exercise Price after a Flip-In Event, together with the Rights held by an Acquiring Person becoming void upon the occurrence of the Flip-In Event, makes any offer for control or take-over bid that is not a Permitted Bid prohibitively expensive for the Acquiring Person. Prior to the Rights Plan being triggered, the Rights will have no value and will have no dilutive effect on the Shares.

Permitted Bid Requirements

Permitted Bids and Competing Permitted Bids (referred to below) are exempted from the operation of the Rights Plan. A "Permitted Bid" is a take-over bid for either all or less than all the Shares made by way of a take-over bid circular which complies with the following:

(1) the offer must be made by way of a take-over bid circular to all shareholders on the same terms;

(2) the offer must remain outstanding for a minimum of 60 days;

(3) any Shares deposited during the 60 day period may be withdrawn until taken up and paid for;

(4) Shares cannot be taken up and paid for under the bid unless more than 50% of the Shares held by shareholders ("Independent Shareholders") who are independent of the offeror are tendered and not withdrawn; and

(5) if more than 50% of the Shares held by Independent Shareholders are deposited and not withdrawn, the offeror must make a public announcement and the take-over bid must be extended for a further 10 business days to allow other shareholders who have not yet tendered to deposit their Shares under the offer.

A "Competing Permitted Bid" is a Permitted Bid made after another Permitted Bid and while that other Permitted Bid remains outstanding, with the exception that a Competing Permitted Bid must remain open for acceptance until the later of 21 days after the date of the Competing Permitted Bid and the earliest date on which Shares may be taken up and paid for under the other outstanding bids.

Termination, Redemption or Waiver

At any time before the occurrence of a Flip-In Event, the Board of Directors may elect to terminate the Rights or redeem the Rights at a nominal price. The Board of Directors may waive the application of the Rights Plan to any particular Flip-In Event in certain circumstances.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring more than 20% of the Shares will be exempted from triggering a Flip-In Event provided that they are not part of a group making a take-over bid.

Adjustments

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company:

(1) declares or pays a stock dividend;

(2) subdivides or changes the outstanding Shares into a greater number of Shares;

(3) consolidates or changes the outstanding Shares into a smaller number of Shares;

(4) issues any Shares (or other securities exchangeable for or convertible into or giving a right to acquire Shares) in respect of, in lieu of or in exchange for existing Shares; or

(5) fixes a record date for certain distributions to holders of Shares.

With certain exceptions, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price. No fractional Shares will be issued upon exercise of the Rights and, in lieu thereof, the Company will pay to the registered holders of Rights an amount in cash equal to the same fraction of the market value of one Share on the date of exercise of the Rights.

Amendments

The Board of Directors may from time to time supplement or amend the Rights Plan without the approval of any holders of Rights or Shares to correct errors or to maintain the validity of the Rights Plan as a result of a change in any applicable legislation.

The full text of the resolution to approve the extension of the Rights Plan is set out in Schedule C hereto.

Loans to Employees for Exercise of their Company Stock Options

At the Meeting, shareholders will be asked to approve a special resolution to authorize the Company to grant loans to full time employees of the Company solely to permit such employees to exercise options granted under the Company's Stock Option Plan.

Any loans actually made to employees will be made in the discretion of the Chief Financial Officer of the Company (or, in the case of any loans made to the Chief Financial Officer, by the Chief Executive Officer) and will be subject to a number of conditions, including:

(a) the term of the loan will be one year from the date of the exercise of the stock option by the employee;

(b) the loan will bear interest at an annual rate equal to the prime lending rate established and published from time to time by the Royal Bank of Canada, plus 1%;

(c) repayment of the loan will be secured by a security interest granted by the employee to the Company in respect of personal assets of the employee satisfactory to the Chief Financial Officer or, in the case of any loans made to the Chief Financial Officer, the Chief Executive Officer; and

(d) such loans will only be made where there are reasonable grounds for believing that such loans are in the best interests of the Company in the specific circumstances in question.

Management believes that providing these loans in certain circumstances is in the best interests of the Company. Currently, when employees exercise stock options they are generally forced to sell Common Shares they receive immediately in ensure they have sufficient funds to repay the short-term loans they obtain to pay the exercise price for the Common Shares. Particularly in cases where a number of options are exercised concurrently, this can have a short-term negative impact on the price of the Company's Common Shares.

By providing longer term loans to these employees, the Company expects the employees will have a reduced need to immediately sell the Common Shares they receive upon exercising their options. This will reduce the potential for short-term negative impacts on the price of the Company's Common Shares. In addition, to the extent that employees continue to hold Common Shares, their interests in working towards building shareholder value will continue to be aligned with those of shareholders generally.

Any loans provided by the Company to its employees in accordance with these arrangements should not have an impact on the Company's immediate cash position. This is due to the fact that employees will use the loans provided by the Company to purchase Common Shares from the Company, thereby returning the loan funds to the Company.

In accordance with the requirements of the *Company Act* (British Columbia), the resolution approving the loans described above must be passed by a majority of not less than 75% of the votes cast at the Meeting. The full text of this resolution is set out in Schedule D hereto.

Interest of Certain Persons in Matters to be Acted Upon

Except as described in this Information Circular, none of the directors or senior officers of the Company, management nominees for election as a director of the Company, persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year, or any associate or affiliate of any of the foregoing have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed in the sections entitled "Amendment to Stock Option Plan". "Amendment to Directors' Fee Payment Plan" and "Loans to Employees for Exercise of their Company Stock Options".

Statement of Executive Compensation

Number of Executive Officers and Aggregate Cash Compensation

There are 3 executive officers of the Company who received in excess of $100,000 employment compensation during the most recently completed financial year. These are the Chief Executive Officer; President/Chief Operating Officer; and the Chief Scientific Officer (collectively, the "Named Executive Officers").

Summary Compensation Table

The following table sets forth information concerning the total compensation of the Named Executive Officers during the Company's twelve months ending December 31, 2001, December 31, 2000, and December 31, 1999.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards			
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
DR. ANTHONY F. HOLLER[(1)]	2001	US 280,000	-	-	265,000	-	-	-
Chief Executive Officer	2000	245,607	-	-	535,000	-	-	-
	1999	160,000	-	-	-	-	-	-
TODD R. PATRICK[(2)]	2001	US 280,000	-	-	275,000	-	-	-
President and Chief	2000	US 203,542	-	257,888[(3)]	500,000	-	-	
Operating Officer	1999	US 145,598	-		25,000	-	-	-
DR. GEORGE W. LOWELL Chief Scientific Officer	2001	189,863[(4)]	-	-	247,800	-	-	-

(1) Dr. Anthony F. Holler was appointed CEO of the Company effective March 28, 2001. Dr. Holler's salary is reported in US dollars for 2001 and Canadian dollars for 2000 and 1999.
(2) Todd R. Patrick was appointed President of the Company effective March 28, 2001. Mr. Patrick's salary is reported in US dollars.
(3) Other Compensation represents value given to Todd R. Patrick from issuance of shares previously granted in the Company's subsidiary
(4) George Lowell was appointed as the Chief Scientific Officer of the Company in May 2001 therefore, the salary stated is for 8 months from May 2001 to December 2001. Dr. Lowell's salary is reported in Canadian dollars.

Options Granted During the Financial Year ended December 31, 2001

The following table provides information related to the grants of options to purchase Shares to the Named Executive Officers during the financial year ended December 31, 2001.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
ANTHONY F. HOLLER	106,500	5.5%	4.80	511,200	April 16, 2006
	100,000	5.1%	4.80	480,000	April 16, 2006
	18,500	0.9%	5.30	98,050	April 30, 2006
	40,000	2.0%	5.00	200,000	August 27, 2006
TODD R. PATRICK	100,000	5.1%	4.80	480,000	April 16, 2006
	175,000	9.0%	5.00	875,000	August 27, 2006
GEORGE LOWELL	247,800	12.7%	4.90	1,214,220	May 15, 2006

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information concerning the exercise of options during the 12 month period ended December 31, 2001 and the value at December 31, 2001 of unexercised in-the-money options held by the Named Executive Officers. No Stock Appreciation Rights are outstanding.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Financial Year-End ($) Exercisable/ Unexercisable
ANTHONY F. HOLLER	-	-	181,750/618,250	844,350/3,170,650
TODD R. PATRICK	-	-	176,550/623,450	828,548/3,191,452
GEORGE LOWELL	-	-	114,460/133,340	560,854/653,366

Composition of the Compensation Committee

For the year ended December 31, 2001, the Compensation Committee was comprised of Daniel A. Carriere, Richard H. McCoy and Jon S. Saxe. None of the members of the Compensation Committee is or has been an executive officer or employee of the Company.

Report of the Compensation Committee

It is the responsibility of the Compensation Committee to review and recommend compensation policies and programs for the Company as well as salary and benefit levels for its executives. The Committee makes recommendations to the Board of Directors which gives final approval on compensation matters.

The Company's compensation policies and programs are designed to be competitive with similar biotechnology companies and to recognize and reward executive performance consistent with the success of the Company's business. They are intended to attract and retain the executive talent necessary for the Company to be successful.

In addition to industry comparables, the committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of IDB and its shareholders, overall financial and operating performance of the Company and the committee's assessment of each executive's individual performance and contribution toward meeting corporate objectives.

The total compensation plan for executive officers is comprised of two components: base salary and stock options. As a general rule for establishing base salaries, the committee reviews competitive market data for each of the executive positions and determines placement at an appropriate level in a range. Compensation levels are typically negotiated with the candidate for the position prior to his or her final selection for an executive office and adjustments are considered when information indicates that current salaries are not competitive.

The second element in the total compensation plan is the Stock Option Plan. The objectives of providing equity-based incentives to executives are:

1. to maintain a strong focus on future creation of shareholder value;

2. to provide alignment between the interests of the senior management team and those of the shareholders;

3. to provide long term incentive to the senior management team whose actions have a direct and identifiable impact on corporate results; and

4. to ensure long term commitment of senior management to the Company.

Options are granted to senior management on commencement of employment. Future grants of options are considered on an annual basis.

The above report is submitted on behalf of the Compensation Committee.

DANIEL A. CARRIERE
RICHARD H. MCCOY
JON S. SAXE

Performance Graph

The following graph compares cumulative total shareholder return on $100 invested in Shares on December 31, 1996 with the cumulative total return of the TSE 300 Stock Index over the same period, in each case assuming the re-investment of dividends.



ID Biomedical Corporation
TSE 300 Composite Index
160
140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000
2001

* All dates are as of December 31 in the year indicated.

Compensation of Directors

Directors may receive compensation in the form of incentive stock options for serving as directors of the Company at the discretion of the Board of Directors. In the most recently completed financial year, directors were granted stock options as follows:

Name	Number of Shares Under Option	Exercise Price	Date of Grant	Expiry Date
DANIEL CARRIERE	50,000	5.00	August 27, 2001	August 27, 2006
JON S. SAXE	25,000	5.00	August 27, 2001	August 27, 2006
RICHARD BASTIANI	25,000	5.00	August 27, 2001	August 27, 2006
RICHARD J. MURPHY	10,000	5.00	August 27, 2001	August 27, 2006
IAN A. WEBB	50,000	5.00	August 27, 2001	August 27, 2006

On April 12, 1996 the Board of Directors approved new compensation arrangements for directors. These compensation arrangements reflect structures proposed by the corporate governance guidelines of The Toronto Stock Exchange. The Company has deemed it to be in its best interest to enter into Director Compensation Agreements with each of its non-management directors, namely, Dr. Richard Bastiani, Daniel A. Carriere, Richard H. McCoy, Richard J. Murphy, Jon S. Saxe, Dr. Brian J. Underdown and Ian A. Webb. Under the agreements, each non-management director will receive $12,000 per year, paid in quarterly installments of $3,000, incentive stock options as determined appropriate by the Compensation Committee of the Company, meeting fees of $750 for each meeting attended and an additional fee of $750 per meeting attended by a director resident outside of the Greater Vancouver area and reimbursement of all reasonable business expenses incurred in connection with attending to Board matters.

The Company has also instituted a Directors' Fee Payment Plan (the "Plan"). Under the terms of the Plan, each director is permitted to elect to receive his or her director's fees in either cash or common shares. The common shares can be issued only to a director or his or her personal holding company and will be issued at market price at the time of issuance. The total number of common shares issued pursuant to the Plan is fixed by shareholders from time to time. In addition, the total number of common shares issued in any one year to insiders of the Company under the Plan and the Stock Option Plan combined cannot exceed 10% of the outstanding common shares, and no one individual may receive more than 5% of the outstanding common shares under these two plans in any one year.

Indebtedness of Directors, Executive Officers and Senior Officers

As at December 31, 2001, and for the 12 months prior to that date, none of the directors, officers, or senior officers of the Company, the management nominees for election as a director of the Company, or any associates or affiliates of the foregoing were indebted to the Company.

Interest of Insiders in Material Transactions

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company other than as disclosed herein or in previous Information Circulars.

Management Contracts

There are no management functions of the Company which are, to any substantive degree, performed by persons other than the directors or senior officers of the Company.

Corporate Governance

General

"Corporate governance" means the process and structure used to direct and manage the business and affairs of the corporation with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the board of directors and management. The direction and management of the business should take into account the impact on other stakeholders such as employees, customers, suppliers and communities."

The Meaning of Corporate Governance
The Toronto Stock Exchange, December 1994
"Where Were the Directors?"

In December 1994, The TSE Committee on Corporate Governance in Canada issued a report outlining proposed guidelines for effective corporate governance ("The TSE Report"). On May 2, 1995, The Toronto Stock Exchange enacted a bylaw requiring listed companies to disclose annually the corporate governance practices of their Board of Directors in reference to The TSE Report. In 1996, the Board of Directors of the Company established a Corporate Governance Committee that consisted of all non-management directors of the Company. Effective January 19, 2000, the members of the Corporate Governance Committee are Ian A. Webb (Chairman), Richard J. Bastiani, Richard J. Murphy and Dr. Brian J. Underdown. The Committee reviews the Company's actions with respect to corporate governance and makes recommendations to the Board of Directors regarding corporate governance practices and policies.

Mandate of the Board

The Board of Directors has adopted a written mandate that defines its stewardship responsibilities. The Board's principal responsibilities are:

- to supervise and evaluate management;
- to oversee the conduct of the business;
- to set policies appropriate for the business and to approve corporate strategies and goals.

The mandate and responsibilities of the Board are to be carried out in a manner consistent with the fundamental objective of protecting the value of the Company against erosion and providing ongoing benefit to the shareholders.

Prior to the end of each fiscal year, the Board of Directors reviews and approves an operating and capital budget for the ensuing fiscal year. Management is authorized by the Board of Directors to incur capital expenditures specifically provided for in the budget, subject to certain limitations.

Management is expected to perform the day-to-day activities of running the affairs of the Company, achieving the corporate strategies and goals approved by the Board of Directors and responding to shareholder concerns and enquiries.

The Board of Directors meets a minimum of four times a year and at each meeting review with management operational, financial and strategic planning issues. The frequency of meetings, as well as the nature of items discussed, depend upon the state of the Company's affairs and the opportunities or risks which the Company faces.

Composition of the Board

The TSE Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSE Guidelines define an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The TSE Guidelines also recommend that in circumstances where a corporation has a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation) the board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and should fairly reflect the investment in the corporation by shareholders other than the significant shareholder.

A majority of the members of the Board are unrelated directors who are independent of management and are free from any interest or business relationship that could, or could be perceived to, materially interfere with their ability to act in the best interest of the Company. In addition the Chairman of the Board, Dr. Richard Bastiani, is an unrelated director who is also independent of management.

The Company has an Audit Committee, a Compensation Committee, an Option Committee and a Corporate Governance Committee.

The Audit Committee consists of seven outside members of the Board of Directors, six of which are unrelated. The Committee oversees the Company's financial reporting process and internal controls, and consults with management, the internal accountants, and the Company's independent auditors on matters related to the annual audit of the Company and the internal controls, published financial statements, accounting principles and auditing procedures being applied. The Committee also reviews management's evaluation of the auditors' independence and submits to the Board of Directors its recommendations for the appointment of auditors. The Audit Committee meets at least once following the fiscal year end.

The Corporate Governance Committee consists of four outside members of the Board of Directors, three of which are unrelated. The Committee reviews the Company's corporate governance activities and policies and reviews proposed nominees to the Board of Directors, in each case on an annual basis. The Corporate Governance Committee is responsible for reviewing the size and composition of the board on a regular basis. The Board of Directors does not have a separate nomination committee.

The Compensation Committee consists of three outside members of the Board of Directors, all of which are unrelated. The Committee consults generally with, and makes recommendations to, the Board of Directors on, matters concerning executive compensation, including individual salary rates, and other supplemental compensation. The Compensation Committee meets once each year.

The Option Committee consists solely of the Chief Executive Officer of the Company. The Option Committee fulfils all obligations of the Board pursuant to the Stock Option Plan, provided that the Option Committee may currently only authorize the issuance of options to acquire a maximum of 200,000 Common Shares of the Company unless the Board subsequently authorizes further grants or options by the Option Committee. Individual option grants shall not exceed the Board approved option ranges per optionee. The Option Committee grants options under the Company's Stock Option Plan as required from time to time.

Additional Information

Upon request by any person, the Secretary of the Company shall provide the following:

(a) one copy of the Company's most recent annual information form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(b) one copy of the Company's comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(c) one copy of the information circular of the issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate,

provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Approval of Circular

The contents and the sending of this circular have been approved by the directors.

Dated as of May 10, 2002.

ON BEHALF OF THE BOARD

(signed) ANTHONY F. HOLLER
Chief Executive Officer

Schedule A

Proposed Text of Resolution Regarding Amendment to Stock Option Plan

BE IT RESOLVED, as an ordinary resolution of the Company, that an amendment to the Company's stock option plan (the "Plan") pursuant to which the maximum number of shares issuable under the Plan is increased from 3,742,339 to 5,889,278, all as more particularly described in the Information Circular of the Company dated as of May 10, 2002, is hereby approved.

Schedule B

Proposed Text of Resolutions Regarding the Company's Directors' Fee Payment Plan

BE IT RESOLVED, as an ordinary resolution of the Company, that:

(a) the issuance of 2,529 Common Shares on April 4, 2001 (at the price of $4.67 per Common Share) Company's Directors' Fee Payment Plan (the "Plan") as described in the Information Circular of the Company dated as of May 10, 2002, is hereby ratified and approved;

(b) the issuance of a total of 12,488 Common Shares under the Plan in respect of the period between July 1, 2001 and March 31, 2002 as described in the Information Circular of the Company dated as of May 10, 2002, is hereby ratified and approved; and

(c) an amendment to the Plan pursuant to which the maximum number of Common Shares issuable under the Plan is increased from 75,000 to 225,000, all as more particularly described in the Information Circular of the Company dated as of May 10, 2002, is hereby approved.

Schedule C

Proposed Text of Resolution Extending the Company's Shareholder Rights Plan

BE IT RESOLVED, as an ordinary resolution of the Company, that:

(a) the Company's Shareholder Rights Plan be extended to the date of the Company's annual general meeting in 2005; and

(b) any one director or officer of the Company is hereby authorized, on behalf of the Company, to take all such steps and execute and deliver all such documents as may be necessary or advisable in order to give effect to the foregoing resolutions.

Schedule D

Proposed Text of Resolutions Relating to Loans to Employees for Exercise of their Company Stock Options

BE IT RESOLVED, as a special resolution of the Company that, the Company is authorized make loans to full-time employees of the Company solely to permit such employees to exercise stock options issued under the Company's Stock Option Plan, all as more particularly described in the Information Circular of the Company dated as of May 10, 2002.

QUEBECOR MERRILL
CANADA INC
Printed in Canada
on recycled paper

ID BIOMEDICAL CORPORATION

2001 ANNUAL REPORT

phase 1...2.





The development of biological products is expensive and difficult, but there are very few endeavors that can offer society an equivalent reward. Our commitment is to the ultimate goal of delivering improved healthcare to families worldwide.

ID Biomedical Corporation is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome™ platform intranasal adjuvant/ delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe™ Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure™ intranasal influenza (flu) vaccine and the StreptAvax™ group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

CONTENTS

"An effective nasally-administered, subunit influenza vaccine could be an ideal product – providing a strong immune response in the respiratory tract as well as ease of use and good acceptability to patients."

Principal Investigator:
Dr. John Treanor, Associate Professor of Medicine, University of Rochester.



FluINsure™

phase 1..2..3

FLUINSURE™ VACCINE is a nasally delivered subunit vaccine being developed for the prevention of influenza.

Anyone can get the flu (even healthy people), and serious problems from flu can happen at any age. Pneumonia, bronchitis, and sinus and ear infections are three examples of complications from flu. The flu can make chronic health problems worse. For example, people with asthma may experience asthma attacks while they have the flu, and people with chronic congestive heart failure may have worsening of this condition that is triggered by the flu.

Vaccination is the most effective way of reducing the high morbidity and mortality rates as well as diminishing the enormous social and economic impact of influenza. Although licensed injectable influenza vaccines are available, the level of vaccination compliance, especially in the high-risk groups such as infants and the elderly, is often low. For example, it is estimated that less than half of the eligible population over the age of 65 actually receives the vaccine. In addition, despite being at least 70% effective in inducing immune responses that prevent influenza illness in healthy adults, the current injectable influenza vaccines are significantly less immunogenic as a single dose in infants, and in the geriatric population. The combination of reduced compliance and suboptimal immunogenicity allows large sectors of the population to remain at high risk of infection and complications caused by influenza.



(In Thousands)	Cases Per Season	Influenza-Related Deaths
CANADA	5,000	6 - 7
UNITED STATES	30,000	20
WESTERN EUROPE	22,300	32 - 40
AUSTRALIA	3,600	2 - 3
SOUTH EAST ASIA	68,000	not available

Annual Influenza Outbreaks Estimated Worldwide Prevalence

Annual outbreaks of influenza are a significant cause of illness and death in most parts of the world. Each year in North America and Western Europe, an estimated 57 million cases occur, leading to at least 210,000 hospitalizations and as many as 70,000 deaths. Annual epidemics of influenza have a great economic impact, with 70 million lost working days and direct medical costs of $1.4 billion in the US alone.

Note: These figures are approximate, based on one to several typical years in the 90's, but direct comparison across the areas should not be made.

Adapted from a 2000 report, influenza, A Race Against Time, edited by Prof. John Oxford, Prof. Albert Osterhaus, and Dr. Daniel Lavanchy.



Schematic Representation of ID Biomedical's Nasal FluINsure™ Vaccine
Proteosome™ particles are purified protein subunits from gram negative bacteria that form self-assembling immunostimulatory particles (grey spheres). FluINsure vaccine is manufactured by formulating Proteosome particles together with protective influenza subunit proteins including the hemagglutinin (gold rods). The hemagglutinin proteins become arrayed on the surface of the Proteosome particles to form satellite-like structures. When given by nasal spray, the FluINsure vaccine is believed to stimulate the production of antibodies against hemagglutinin in the nose, the lung and also in the circulation that protect against influenza virus infection of the respiratory tract.

ID BIOMEDICAL'S nasally-delivered subunit influenza vaccine, FluINsure™, is under development in human clinical trials. The FluINsure vaccine is a non-living, subunit vaccine consisting of Proteosome particles formulated with influenza antigen preparations in a manner that facilitates intimate association between the Proteosome particles and the flu antigens. The FluINsure vaccine was designed to offer:

Increased compliance: A user-friendly needle-free approach to vaccination by nasal spray for increased immunization compliance in all age groups.

Attractive safety profile: A well-tolerated mode of vaccination with fewer safety issues since the FluINsure vaccine is a non-living, subunit protein-based nasal vaccine that, unlike live influenza vaccine approaches, is non-infectious and cannot be transmitted from person-to-person or have unwanted interactions with wild-type viruses.

Pandemic preparedness: Suitability for pandemic influenza preparedness since the FluINsure vaccine can be efficiently manufactured using conventional egg-derived antigens identical to those used in currently licensed inactivated injectable influenza vaccines, but is similarly readily applicable to manufacture with newly developed recombinant influenza proteins produced in tissue culture.

Defined pathway to licensure: The capacity to progress to licensure has the potential to be straightforward since the FluINsure vaccine elicits serum HAI and nasal immune responses that include known immunologic markers of immunity to guide product development. In addition, the FluINsure vaccine contains influenza antigens sourced from licensed influenza vaccine manufacturers facilitating production consistency and regulatory submissions.

Most deaths from the flu occur in individuals age 65 and over, but there is a significant disease burden in infants and pre-school children – who also serve as major disseminators of the virus. In the United States, the Advisory Committee on Immunization Practice (ACIP) recently lowered the recommended age for universal flu vaccination from 65 to 50 years of age (76 million people). The ACIP is currently considering recommending routine vaccination of healthy children not only to prevent illness, but also because of their role in spreading the virus. Employers are also encouraging flu vaccinations by offering them in the workplace.



FLUINSURE™ CLINICAL TRIAL

Monovalent Prototype Program
Studies: Two clinical trials, enrolling 154 subjects, have been completed using a monovalent (containing one strain of influenza) prototype.
Results: The vaccine had a favorable safety profile. Both serum hemagglutination-inhibiting (HAI) antibodies and mucosal antibody responses (secretory IgA) to influenza virus were induced. Strong mucosal antibody responses were seen in recipients of the Proteosome-influenza vaccine, but were absent in recipients of intranasal influenza antigen alone or the standard injected vaccine.

Trivalent Program
Phase I study: A Phase I trial of trivalent FluINsure has completed enrollment of 78 subjects. All subjects remain on study and are in follow-up.
Results: Trivalent FluINsure continues to show an excellent safety profile. Preliminary data indicate that trivalent FluINsure induces HAI antibody levels for all three strains similar to those produced by the monovalent for one strain. Mucosal antibody data are expected by the end of Q2, 2002.

Phase II: A Clinical Trial Application has been filed in Canada for a Phase II study to begin in late Q2, 2002. Immunization for a larger Phase II study, which will culminate in an influenza challenge trial, is projected for Q4, 2002.

"The development of a vaccine which would prevent infections caused by group A streptococcus is important because these infections are very common in children and if left untreated can lead to life-threatening diseases.

Initial StreptAvax™ clinical trial results have been very promising in terms of both safety and immunogenicity."

Principal Investigator:
Dr. Scott Halperin, Professor of Pediatrics, Dalhousie University.



StreptAvax™

phase 1 2

STREPTAVAX™ VACCINE is a subunit vaccine being developed to prevent group A streptococcal (GrAS) infections. GrAS, or *Streptococcus pyogenes,* causes a variety of human diseases encompassing the full gamut of severity. Strep throat (acute pharyngitis) and skin infection (impetigo) are at the milder end of the GrAS spectrum of diseases; toxic shock syndrome and flesh-eating bacteria (necrotizing fasciitis) are two of its numerous invasive forms. Other GrAS diseases include boils and skin abscesses (pyoderma), scarlet fever, and pneumonia.

Humans are the only known reservoir of infection for GrAS bacteria. Typically, transmission occurs via aerosol droplets, but infection also can occur through wounds, small skin breaks, operative procedures, or orally. All of these routes can lead to invasive diseases which spread rapidly through the body, causing significant chance of death.

In the absence of effective antibiotic therapy, about three percent of streptococcal pharyngitis infections trigger an immunologic disease resulting in acute rheumatic fever (ARF). In pre-antibiotic days, ARF was a leading cause of child mortality and, amongst survivors, chronic disease of the heart valves. This is still true in underdeveloped countries where access to antibiotic therapy is limited. GrAS remains rampant in developing nations, with published estimates of as much as twenty-five percent of all cardiovascular diseases being caused by ARF. In developed countries the most significant problem is its cost to the health care system. Of course, if GrAS becomes resistant to antibiotic therapy as other bacteria have, then the consequences could be devastating.



(In Millions)	Geographic Region Population	Estimated No. of GrAS Infections/YR
CANADA	30	1.3
UNITED STATES	284	12.0
MEXICO	97	6.3
EUROPE	730	30.0
AFRICA	784	51.0
ASIA	3,600	234.0
WORLD	6,000	390.0

Rheumatic Fever and Rheumatic Heart Disease
Estimated Worldwide Prevalence

- 12,000,000 people afflicted worldwide
- Potentially 200,000 new cases each year

Note: The information provided is meant to underscore the worldwide impact of group A streptococcal infections. The figures are only approximations based on current knowledge (Carapetis, JR, BJ Currie, and EL Kaplan. 1999. Epidemiology and prevention of group A streptococcal infections: Acute respiratory tract infections, skin infections, and their sequelae at the close of the twentieth century. Clin. Infect. Dis. 28:205-10.)

The figures are only estimates of the incidence of group A streptococcal infections and rheumatic fever. The actual incidence of these diseases, particularly in economically underdeveloped countries, is largely unknown.



The M protein of GrAS prevents the immune cells (phagocytes) from destroying the GrAS bacteria. ID Biomedical's GrAS vaccine stimulates the immune system to produce antibodies to the variable region of the M protein.

GROUP A STREPTOCOCCI are differentiated from other streptococci by their group A carbohydrate. The M protein structure differentiates the various 'type' specific strains within the group A family. The Centers for Disease Control (CDC) has now classified over 100 distinct M protein groups or serotypes. It is the variability in the sequence of the M protein which forms the principal basis for characterizing pathological strains. Immunity to GrAS infection is predominately directed towards the variable region of the M protein and is, therefore, described as "type specific". ID Biomedical's vaccine candidate, StreptAvax™, is based on using a collection of 26 of these variable region peptides. By selecting the highest frequency serotypes, this collection of peptides is expected to cover those GrAS serotypes that currently cause a majority of GrAS-related disease in North America. Over the past few years we have collaborated with the CDC and scientists at Northwestern University to monitor the serotypes of GrAS being found in both acute pharyngitis and from cases of invasive disease.

The ID Biomedical GrAS vaccine is the subject of a human clinical trial partnership with the National Institutes of Health (NIH) with funding for the Phase I Clinical Trial at the University of Maryland being provided by the NIH. In addition to the US study, a company-sponsored Phase I/II Clinical Trial of the StreptAvax vaccine is now being conducted in Halifax, Nova Scotia. These trials are conducted under applications reviewed by the FDA and Health Canada, respectively. Insofar as the Company is aware, these are the only clinical trials for any group A streptococcal vaccine allowed to proceed in over 25 years; and they are the only active clinical trials with a GrAS vaccine candidate in the world.



Streptococcal pharyngitis can develop at any age, but children are most susceptible to pharyngeal infections. GrAS may be carried asymptomatically by individuals for extended periods, following recovery from acute infections, or by individuals who never develop symptoms. In India alone, an estimated six million school-age children suffer from rheumatic heart disease. GrAS infection that leads to rheumatic heart disease is still the worlds leading cause of heart disease in children.

STREPTAVAX™ CLINICAL TRIAL

Phase I – Completed
This study focused on the safety and immunogenicity of the StreptAvax™ vaccine in 30 healthy adult volunteers.
Results: The StreptAvax vaccine was well tolerated and met all safety endpoints of the study. The StreptAvax vaccine stimulated broad immune responses. After a full vaccination regimen, vaccine recipients demonstrated significantly elevated levels of serum antibodies against a median of 94% of the strains targeted by the vaccine. Using a more conservative measure of immune response, a four-fold rise from pre-existing antibody levels, the median response rate was 84% of vaccine strains.

Phase II – Ongoing
These studies are initially focused on the safety and immunogenicity of the StreptAvax vaccine in 70 healthy adult volunteers. With positive results in adults, the Phase II studies will move to testing the safety and immunogenicity of the StreptAvax vaccine in children, the target age group for which this vaccine is being developed.

The benefits of using our intranasally delivered Proteosome™ vaccine platform technology are expected to be extensive with many advantages for users and administrators. The ability to apply a vaccine without the use of needles can allow for easy self administration. Proteosome nasal delivery system can generate local immunity on mucosal surfaces as well as systemic immunity in the blood stream, resulting in a boost to immune responses. This process redirects the immune system to evoke balanced Type-1 cellular, cytokine and antibody responses rather than only Type-2 humoral immunity. We believe the Proteosome delivery system is versatile for many types of antigens including proteins, peptides and polysaccharides.



Proteosome™



The proprietary Proteosome™ vaccine delivery and adjuvant technology consists of nanoparticles formed from purified bacterial outer membrane proteins. Proteosomes particles have several unique characteristics that allow them to simultaneously serve as both vaccine delivery vehicles and adjuvants. These characteristics allow Proteosome particles to potentially provide all the signals necessary for enhanced immune responses, a capacity characteristically lacking in systems that provide only delivery or only stimulatory functions.

THE PROTEOSOME™ mucosal vaccine platform technology serves as both a vaccine adjuvant and delivery system to potentially enhance vaccine effectiveness and ease of delivery. Proteosome particles are purified from bacterial outer membranes and then combined with selected antigens to create Proteosome vaccines. When administered to the nasal mucosa e.g., via nasal spray, Proteosome vaccines have been shown in certain models to stimulate a significantly more comprehensive immunity profile than traditional injectable vaccines.

This enhanced profile is due to the ability of Proteosome mucosal vaccines to elicit immune responses in mucosal secretions as well as in the blood, whereas injectable vaccines do not efficiently induce local mucosal immune responses. Mucosal immune responses are important because they are uniquely designed to protect the body against invading bacteria, viruses and toxins before these pathogens ever reach the internal organs. In contrast, systemic responses in the blood begin to take effect only after infections have entered the body. This gives mucosal vaccines a great advantage over traditional injectable vaccines, since the pathway of entry of 95% of infectious disease is via mucosal surfaces. In addition, mucosal vaccines provide the added convenience of ease-of-administration over injectable vaccines. Prime targets for mucosal Proteosome vaccines include respiratory and intestinal infections as well as sexually transmitted diseases.

IN 2001, ID Biomedical Corporation completed its transformation from a company focused on nucleic acid test development and progressing with preclinical vaccines, to an organization focused on clinical development of important biological products. ID Biomedical not only advanced two promising lead vaccine products, FluINsure™ and StreptAvax™, into Phase I human testing, but also created the capacity to internally manufacture these products for Phase I as well as Phase II Clinical Trials. In addition, we expanded our internal clinical and regulatory expertise, which has given us the potential to advance vaccine products through all phases of clinical development. Because of the accomplishments of 2001, the Company also now has the capacity and infrastructure to expand our product pipeline.

The milestones of 2001 that exemplify our clinical development achievements include the following:

- In March, we announced the acquisition of Intellivax International, Inc. ("Intellivax"), a private vaccine development company based in Montreal, Quebec and Baltimore, Maryland. The acquisition was completed in May.
- In July, after the successful human testing of a prototype vaccine, we initiated a Phase I Clinical Trial of the StreptAvax vaccine. StreptAvax is designed to protect against 26 strains of group A streptococcus, a common and potentially deadly bacteria.
- In December, after the successful human testing of a prototype vaccine, we initiated a Phase I Clinical Trial of the FluINsure vaccine, the Company's intranasal flu vaccine developed to protect against three strains of influenza.
- During the year we initiated a major project to build a Good Manufacturing Practices (GMP) vaccine pilot manufacturing facility. This project was completed in early 2002. We believe this asset provides the Company with the ability to manufacture its own products under GMP conditions required for Phase II Clinical Trials.

In addition to the above clinically oriented accomplishments, we also added two preclinical programs to our portfolio. Utilizing the adjuvant/delivery technology the Company acquired from Intellivax, we are pursuing the development of therapeutic allergy vaccines and, in collaboration with the US Department of Defense, a pneumonic plague vaccine. As with the FluINsure vaccine, both of these programs are focused on immunization by nasal spray.

Importantly, we achieved these milestones while maintaining our strong balance sheet. At the end of December 2001, the Company had cash and short-term investments of $33.7 million versus $36.7 million at December 31, 2000. In addition to these assets, we also have approximately $3 million in receivables from what we believe to be financially viable organizations, including the Canadian government.

We've been able to build these short-term assets through a combination of licensing fees received from our genomic patent portfolio, including both cash and liquid securities; government grants; and the exercise of warrants from previous financings. Further, we believe that prudent management of our expenses has also contributed to the Company maintaining a sound financial position. In fact, we now have more net assets than we did upon the completion of our last financing in March 2000. Considering the progress that has been made since that time, we believe our shareholders should be reassured with the Company's financial management.

MEETING STRATEGIC OBJECTIVES THROUGH M&A – With the acquisition of Intellivax, now referred to as ID Biomedical Corporation of Quebec, we were able to accomplish some of our short- term objectives. First, we immediately expanded our clinical development pipeline with the acquisition of an intranasally-delivered subunit flu vaccine that we have trademarked FluINsure™. Second, we acquired a very experienced team of vaccine development scientists, which when combined with ID Biomedical's previous staff, created a powerful group with specific expertise in manufacturing/process development, Quality Assurance/Quality Control, regulatory affairs and clinical development. We believe the Company has assembled the core personnel required to take vaccine products through all stages of clinical development.

From a mid- to long-term strategic prospective, the acquisition provides ID Biomedical with a promising vaccine delivery and adjuvant technology that we have trademarked Proteosome™. As health authorities look to increasing vaccination rates to reduce not only morbidity and mortality, but also the costs of vaccinating people, the movement to non-injection based vaccination such as intranasally sprayed vaccines, is taking on increasing importance. By acquiring this broad platform technology, ID Biomedical has positioned itself as a player in this major industry trend. The potential of this technology to create many types of vaccines which are delivered intranasally should allow ID Biomedical to develop a pipeline of products over the mid- to long-term.

FLUINSURE – In April 2001, ID Biomedical announced the first results from the human testing of the prototype of the intranasally delivered influenza vaccine. In this study, results showed that the vaccine was safe and well tolerated and stimulated both mucosal and systemic immune responses that strongly correlated with protection. This prototype then went into expanded human testing in a general population study. In October, we announced that the general population study had confirmed results from the initial trial in terms of safety and immunogenicity, and importantly, also showed that one dose of the vaccine generated similar immune responses as two doses. This data allowed ID Biomedical to initiate human testing of the FluINsure vaccine, our trivalent formulated vaccine. In December 2001, the Phase I Clinical Trial began in 78 healthy adults volunteers. Preliminary results obtained in April 2002 showed the trivalent vaccine to be safe and well tolerated and, as with the monovalent formulation, stimulated a broad immune response systemically (the mucosal immune response data is expected in June 2002). Even without the mucosal data, these results were promising enough to allow ID Biomedical to move to Phase II human testing of the FluINsure vaccine.

STREPTAVAX – In March 2001, ID Biomedical received permission from regulatory authorities to begin human testing of the StreptAvax vaccine, which is being developed for use in 3-6 year old children and is designed to protect against the majority of disease caused by group A streptococcus. This permission was based on the successful testing of a prototype of the StreptAvax vaccine at 50 and 100 microgram doses. In March 2002, results from this study showed that the StreptAvax vaccine was safe and well tolerated and that subjects on average developed an immune response against 94% of the strains targeted by the vaccine (or 24 out of the 26 serotypes), easily surpassing our immunogenic endpoint of getting a positive immune response to 80% of the strains. In April 2002, ID Biomedical received permission to begin Phase II Clinical Trials in healthy adult volunteers. *During Phase II testing, we expect to be moving from adults to testing the* product in 3-6 year old children.

THE PROTEOSOME™ TECHNOLOGY

Since May, the Company has been exploring potential uses of the Protoesome™ technology for a variety of vaccine development programs.

ID Biomedical established an allergy program in 2001, based on the observation in animal studies that the Proteosome technology caused a shift from a predominantly Type II, allergic response, to a Type I, cellular response. It has been shown that successful desensitization shots against allergy are associated with this shift in immune response. Desensitization shots, however, require weekly and then monthly injections for up to three years. ID Biomedical believes that the Proteosome technology could serve as the foundation to develop an intranasal or injectable allergy vaccine, which could dramatically shorten the time and number of vaccinations required to cause the shift in immune response associated with the successful treatment of allergies. In October, ID Biomedical announced that, based on the promising preclinical data, it is the Company's intention to advance the allergy vaccine development program towards human testing.



ID Biomedical believes that the Proteosome technology could serve as the foundation to develop an intranasal or injectable allergy vaccine, which could dramatically shorten the time and number of vaccinations required to cause the shift in immune response associated with the successful treatment of allergies.

Additionally, in 2001, as a direct result of terrorism in the United States and elsewhere, the potential use of biologic warfare agents against human populations became a disturbing reality. In response, the US Department of Defense and the US government are *funding programs to develop newer and safer vaccines against these biological warfare* threats. These agents are typically spread via the aerosolized route and inhaled into the lungs. The Proteosome technology has the potential to be an ideal platform for the development of intranasally-delivered vaccines that could give protection at the mucosal surface of the nose, throat and lungs to prevent disease. In November 2001, ID Biomedical announced a collaboration with the US Army to develop an intranasal vaccine to prevent plague pneumonia, the most highly infectious and most lethal form of the disease resulting from the inhalation of plague organisms.

CYCLING PROBE™ TECHNOLOGY

During the year 2001, ID Biomedical continued with the intellectual property licensing program centered on our proprietary signal amplification platform, Cycling Probe™ Technology (CPT). During the year, we announced that one of our licensees, Applied Biosystems, made a progress payment that allowed it to continue working with CPT. In

January 2002, we announced a licensing agreement with Takara Biomedical Group, a wholly owned subsidiary of Takara Shuzo Company Ltd., granting Takara non-exclusive rights to CPT. Under the agreement we received an upfront payment of US$2.5 million, and expect to receive other payments (some of which are creditable against royalties), as well as royalties on product sales. In fact, in March 2002, we announced that Takara had reached a milestone under the agreement resulting in a US$2.5 million payment. We believe that the competitive attributes of CPT and our intellectual property position with regard to signal amplification will continue to provide ID Biomedical with licensing opportunities.

The year 2001 has been an extremely successful year for the Company as we expanded our product, technology and human resource base. This expansion was accomplished through the successful implementation of an important acquisition and the advancement of products in clinical development from the initial human testing of prototypes to testing commercial formulations of both StreptAvax and FluINsure vaccines. Additionally, we started exploiting the potential of our proprietary Proteosome platform technology through our internal therapeutic allergy vaccine program and our collaboration with the US Army on an intranasal pneumonic plague vaccine.

Already in early 2002, we've seen ID Biomedical get further validation of the potential value of our lead products with positive Phase I Clinical Trial results for both StreptAvax and FluINsure vaccines. We look forward to increasing the value of these products as we move through Phase II. Additionally, we expect to continue to add shareholder value through the licensing of our two technology platforms, Proteosome technology and Cycling Probe Technology. As we have exhibited in the past, these licensing arrangements provide ID Biomedical with partners who provide immediate revenues to the Company through upfront fees and milestone payments, as well as leverage our own internal research and development efforts. If our partners are successful, then over the longer term we could be the beneficiaries of substantial royalty revenues from these programs.

In conclusion, on behalf of all of the employees of ID Biomedical, we would like to thank our shareholders for their continued faith in our Company. The development of biological products is expensive and difficult, but there are very few endeavors that can offer society an equivalent reward. We know that you share our commitment to the ultimate goal of delivering improved healthcare on a worldwide basis.

TODD R. PATRICK
President & COO
May 10, 2002

ANTHONY F. HOLLER MD
Chief Executive Officer
May 10, 2002

DR. RICHARD BASTIANI
Chairman
May 10, 2002

OVERVIEW

The following information should be read in conjunction with the audited consolidated financial statements and related notes included herein which are prepared in accordance with generally accepted accounting principles in Canada.

ID Biomedical Corporation is a North American based biotechnology company focused on the development of proprietary vaccine and immunotherapeutic products. The Company is also developing a proprietary gene identification system, Cycling Probe™ Technology (CPT), for applications in genomics and diagnostics.

The Company engages in the development of subunit vaccines, primarily against infectious diseases but may also develop products outside this field, through its subsidiaries ID Biomedical Corporation of Washington ("IDBW") and Intellivax International Inc. ("IVX"). The Company's lead products are the StreptAvax™group A streptococcal (GrAS) vaccine, which has been granted permission by the Therapeutic Products Program of Health Canada to conduct a Phase I/II Clinical Trial, in addition to being the subject of a Phase I Clinical Trial partnership with the National Institutes of Health; and the FluINsure™ mucosal influenza vaccine based on the Company's proprietary Proteosome™ adjuvant/delivery platform technology, which is currently undergoing a Phase I Clinical Trial. The Company also conducts a number of preclinical programs, including a vaccine for the prevention of disease caused by deadly strains of the *E. coli* bacteria, which is being developed in collaboration with the University of British Columbia and a Proteosome™ based allergy vaccine.

The Company established IDBW and acquired IVX to take advantage of the worldwide trend towards cost containment in the delivery of healthcare. Vaccination has long been recognized as one of the most cost-effective forms of disease control. In 2001, the world human vaccine market was estimated to have exceeded US$6 billion. In dollar terms, the market is dominated by new proprietary vaccine products that address major global infectious diseases.

The Company is developing subunit vaccines for infectious diseases where it believes new or improved vaccines can be made available. Subunit vaccines differ from traditional vaccines in that they consist only of proteins or other components of the organism rather than the whole live organism which can cause disease. The Company believes that there will be several inherent advantages to subunit vaccine technology, including less toxicity.

The Company's strategy is to complete value-added, risk reduction steps designed to facilitate rapid and cost-effective product development (such as completion of preclinical testing, small-scale manufacturing and certain phases of human clinical trials). The Company intends to enter into strategic partnerships with multinational vaccine companies for large-scale testing, worldwide regulatory approvals, manufacturing, marketing and distribution of its products.

Gene-based testing is rapidly growing in importance within the *invitro* diagnostic industry and in the analysis of gene expression for target validation, drug discovery and genomics programs. The Company is developing simple, cost-effective gene-based tests utilizing its proprietary CPT gene detection platform. CPT may also have applications in the rapidly growing field of genomics.

Using CPT, the Company has developed two gene-based tests under a format trademarked Velogene™. ID Biomedical's first product that has been approved for marketing by the US Food and Drug Administration (FDA) is the Velogene™ Rapid Identification Assay for methicillin resistant Staphylococcus aureus (MRSA). The Company's second product is the Velogene™ Rapid Identification Assay for vancomycin resistant enterococcus (VRE). An application seeking approval to market the VRE test has been submitted to the FDA. Each assay uses CPT to detect the genes believed to be responsible for antibiotic resistance in these organisms.

The Company's strategy for its genomics business is to demonstrate the commercial value of its medical technology and products through advanced research, development and testing, and then to enter into strategic alliances with other companies to commercialize additional products beyond the first two developed by ID Biomedical. Examples of this strategy can be seen through numerous agreements with various parties working with CPT under license from ID Biomedical. Through this strategy, we expect to obtain external research and development, reduce our development risk and realize revenues at an earlier stage in the commercialization process than if we were a fully integrated diagnostic company.

RESULTS OF OPERATIONS

The Company recorded a net loss of $14.7 million ($-0.51 per share) for the year ended December 31, 2001 compared to net earnings of $4.6 million ($0.20 per share) for the year ended December 31, 2000. Contributing to the 2001 net loss is a $4.5 million write-down of the Company's investment in Third Wave Technologies, Inc., based on the fair value of the shares at December 31, 2001 and pursuant to the decision by the Directors and management to dispose of the investment in 2002. In addition, a loss of $0.4 million on disposal of medical technology was recognized upon the Company's decision to terminate its rights and obligations to the HIV therapeutic vaccine covered by the TheraGuide Agreement. The Company would have recorded a net loss of $9.7 million or ($0.34) per share, excluding the write down of the investment and loss on disposal of the HIV medical technology.

Revenues

For the year ended December 31, 2001, the Company's licensing revenues amounted to $2.5 million compared to $12.1 million in 2000. This decrease was the result of non-recurring license payments received in 2000 from Applied Biosystems and Third Wave Technologies, of which approximately 50% of the up-front payments from these licenses were immediately recognized as revenue. A majority of the Company's 2001 revenues came from recognition of revenues that were deferred from prior periods. Interest and other income increased to $2.0 million for the year ended December 31, 2001 compared to $1.5 million for the year ended December 31, 2000. This increase was due to higher average cash and term deposits balances throughout the year.

Foreign exchange consists of gains and losses on the translation of US dollar balances and transactions. The Company's US subsidiaries maintain their accounts in US dollars and the Company maintains some US dollar balances in order to fund certain expenses. Monetary items are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated at transaction date rates.

Expenditures

Net research and development expenses increased 110% to $7.1 million for the year ended December 31, 2001. This increase in expenses represents the IVX operations, which have been consolidated into the results of the Company from the date of acquisition of May 15, 2001. In addition, the increase reflects the activities associated with the preparation and initiation of the Company's Phase I/II clinical trial of StreptAvax™. Contract services, laboratory supplies and salaries all increased in support of these efforts.

The Company includes in general and administrative expense all costs not directly related to conducting research and development. For the year ended December 31, 2001, general and administrative expenses increased 3% to $4.1 million. Increased expenditures associated with the Company's purchase of IVX as well as consolidated IVX general and administrative expenses from the date of acquisition were in large part offset by a decrease in consulting, filing and traveling expenses that were incurred in connection with the $20 million private placement financing that was completed during the preceding year, as well as a decrease in legal and accounting charges related to licensing agreements and legal proceedings that occurred in 2000.

Depreciation and amortization expense increased 114% to $3.1 million for the year ended December 31, 2001. This increase is attributable to amortization of the medical technology asset recognized on the purchase of IVX and to depreciation and amortization of the IVX assets that were acquired.

Interest expense decreased 53% to $0.1 million for the year ended December 31, 2001 compared to $0.3 million for the year ended December 31, 2000, as no debentures remained outstanding for the entire year 2001.

Capital expenditures are made for the acquisition of medical technology, property, plant and equipment and acquired patent rights. Notwithstanding the $25.7 million capital expenditures related to the IVX acquisition, capital expenditures increased during the year ended December 31, 2001 as a result of the Company's development. Medical technology and other assets increased due to a final payment made in achieving a milestone related to the IDNA Agreement and due to the purchase price discrepancies that arose from the increase of the Company's ownership in its IDBW subsidiary. Property, plant and equipment increased because of the construction and equipping of a pilot vaccine manufacturing plant that is expected to allow the Company to produce clinical grade materials in accordance with US Food and Drug Administration Good Manufacturing Practices (GMP). Acquired patents rights increased due to the maturing and growth of the Company's patents portfolio and to the international filing of key patents.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from private and public equity financing and leasing transactions. The Company has also received proceeds from the licensing of its Cycling Probe™ Technology, TB vaccine, the MRSA and VRE products, milestone payments relating to its MRSA product, contract revenue from collaborative research and development agreements with corporate partners and funding through government grant programs.

The Company's primary objective for the investment of funds is to preserve the Company's cash for research, development and operating expenditures by investing in low risk, readily marketable securities. During the year ended December 31, 2001, the Company's cash and short-term investments position decreased from $36.7 million at December 31, 2000 to $33.7 million at December 31, 2001. The Company's working capital also decreased from $34 million to $30.6 million for the same time period. The decrease in net working capital was less than the amount of cash used in operations and for capital expenditures. The decrease was offset by proceeds of $6.2 million resulting from the issuance of common shares upon exercise of purchase warrants, stock options and special rights, and due to the reclassification of the Company's investment in Third Wave Technologies as a short-term investment.

Although the Company expects its licensing activities relating to CPT to continue in 2002, and that subsequent to December 31, 2001 it received licensing payments that surpassed the amount of licensing revenue recognized in 2001, it is not reasonable to expect, and the Company does not expect, that these activities will result in earnings or a net positive cash flow for 2002. ID Biomedical expects that because of the IVX acquisition and the continued advancement of the Company's products in clinical development, that its cash and working capital position will likely be lower at December 31, 2002 than at December 31, 2001.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, marketing and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including corporate alliances, cooperative research and development agreements and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (I) the Company's ability to successfully complete preclinical and clinical development of its products, (II) the Company's ability to obtain and enforce timely patent and other intellectual property protection and to avoid or license third party intellectual property covering its technology and products, (III) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of the Company's products, (IV) the Company's ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products, (V) market acceptance of the Company's technology and products, (VI) the competitive environment and impact of technological change, and (VII) the continued availability of capital to finance the Company's activities.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these financial statements are the responsibility of management. In addition, management is responsible for all other information in this annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts, which are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and, exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The Company's auditors, KPMG LLP, have conducted an independent examination of the financial statements. Their examination includes a review of the Company's system of internal controls and appropriate tests and procedures to provide reasonable assurance that the financial statements are, in all material respects, presented fairly and in accordance with accounting principles generally accepted in Canada.

TODD R. PATRICK
President & Chief Operating Officer
February 22, 2002

ANTHONY F. HOLLER MD
Chief Executive Officer
February 22, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of ID Biomedical Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

KPMG LLP

CHARTERED ACCOUNTANTS
Vancouver, Canada
February 22, 2002

December 31	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 10,435,941	$ 9,457,840
Short-term investments *(note 4)*	23,226,537	27,270,141
Accounts receivable	1,443,747	218,218
Government assistance receivable *(note 5)*	2,260,748	—
Prepaid expenses and other	460,560	507,033
	37,827,533	37,453,232
Deposits	693,000	—
Property, plant and equipment *(note 6)*	4,017,403	1,602,727
Investments *(note 7)*	413,644	9,602,644
Patent rights *(note 8)*	1,199,914	594,237
Medical technology and other assets *(note 9)*	31,480,643	6,016,374
	$ 75,632,137	$ 55,269,214
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,708,517	$ 991,663
Demand loan *(note 10)*	812,000	—
Current portion of deferred revenue	2,243,598	2,136,860
Current portion of long-term debt *(note 11)*	1,272,513	—
Current portion of obligation under capital leases *(note 12)*	214,934	357,764
	7,251,562	3,486,287
Deferred revenue	7,182,400	9,043,499
Long-term debt *(note 11)*	1,279,379	—
Obligations under capital leases *(note 12)*	263,148	9,918
Shareholders' equity:		
Share capital *(note 13)*	111,871,308	81,442,510
Contributed surplus	1,213,664	—
Deficit	(53,429,324)	(38,713,000)
	59,655,648	42,729,510
	$ 75,632,137	$ 55,269,214

Commitments *(notes 9 and 16)*

Subsequent events *(note 19)*

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

ANTHONY F. HOLLER MD
Director

DR. RICHARD BASTIANI
Chairman

Years ended December 31	**2001**	2000
Revenue:		
Licensing	**$ 2,538,437**	$ 12,105,529
Interest and other	**1,958,335**	1,536,471
Foreign exchange	**202,899**	65,725
	4,699,671	13,707,725
Expenses and other:		
Research and development	**7,078,001**	3,375,961
General and administrative	**4,115,050**	3,989,493
Depreciation and amortization	**3,103,765**	1,451,262
Interest	**136,492**	289,523
	14,433,308	9,106,239
Loss on disposal of medical technology *(note 9(f))*	**434,306**	—
Loss on write-down of investment *(note 7(a))*	**4,548,381**	—
	19,415,995	9,106,239
Net earnings (loss)	**(14,716,324)**	4,601,486
Accretion of equity element of convertible debenture	**—**	(43,216)
Deficit, beginning of year	**(38,713,000)**	(43,271,270)
Deficit, end of year	**$ (53,429,324)**	$ (38,713,000)
Net earnings (loss) per share:		
Basic	**$ (0.51)**	$ 0.20
Diluted	**(0.51)**	0.19

See accompanying notes to consolidated financial statements.

Years ended December 31	**2001**	2000
Cash provided by (used in):		
Operations:		
Net earnings (loss)	**$ (14,716,324)**	$ 4,601,486
Items not affecting cash:		
Depreciation and amortization	**3,103,765**	1,451,262
Deemed interest on convertible debenture	**—**	187,347
Accrued interest on long-term debt	**17,026**	—
Loss on disposal of medical technology	**434,306**	—
Loss on write-down of investment	**4,548,381**	—
Directors fees paid in shares	**54,430**	100,803
Loss (gain) on disposal of property, plant and equipment	**892**	(4,501)
Unrealized foreign exchange loss	**13,669**	—
	(6,543,855)	6,336,397
Net changes in non-cash working capital balances relating to operations:		
Accounts receivable	**(1,080,899)**	25,083
Government assistance receivable	**(327,343)**	—
Prepaid expenses and other	**195,733**	(274,554)
Accounts payable and accrued liabilities	**58,525**	575,599
Deferred revenue	**(1,754,361)**	1,577,715
	(9,452,200)	8,240,240
Investments:		
Term deposits	**8,684,223**	(27,270,141)
Proceeds from disposal of property, plant and equipment	**270**	7,611
Property, plant and equipment	**(1,781,884)**	(324,304)
Patent rights	**(492,472)**	(113,283)
Medical technology	**(799,597)**	(107,979)
Cash obtained on acquisition	**254,194**	—
Cash paid on acquisition of Intellivax International Inc.	**(1,251,621)**	—
	4,613,113	(27,808,096)
Financing:		
Proceeds on issuance of common shares	**6,177,818**	27,050,260
Repayment of notes payable	**—**	(321,845)
Repayment of long-term debt	**(51,684)**	—
Repayment of obligations under capital leases	**(308,946)**	(308,742)
	5,817,188	26,419,673
Increase (decrease) in cash and cash equivalents	**978,101**	6,851,817
Cash and cash equivalents, beginning of year	**9,457,840**	2,606,023
Cash and cash equivalents, end of year *(note 15)*	**$ 10,435,941**	$ 9,457,840
Supplementary information *(note 17)*		

See accompanying notes to consolidated financial statements.

1 OPERATIONS

ID Biomedical Corporation (the "Company"), was incorporated under the British Columbia Company Act on March 4, 1991. The primary business purpose of the Company is to research and develop medical products and technologies for the prevention and diagnosis of human infectious diseases.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company, its wholly-owned Canadian subsidiary Intellivax International, Inc. ("IVX") and its wholly owned US subsidiaries ID Biomedical Inc., ID Financial Corporation and Intellivax Inc., and its 97% owned US subsidiary (2000 - 91%), ID Biomedical Corporation of Washington ("IDBW") (formerly ID Vaccine Corporation). All intercompany transactions and balances have been eliminated.

(b) Cash equivalents: Cash equivalents are highly liquid investments, such as treasury bills and term deposits with major financial institutions, that are readily convertible to cash and with maturities at the date of purchase of three months or less. Term deposits with maturities at the date of purchase of more than three months are separately classified on the consolidated balance sheet.

(c) Short-term investments: Short-term investments include investments in term deposits with maturities at the date of purchase of more than three months, bonds, commercial paper and marketable securities. Short-term investments are stated at the lower of cost and net realizable value.

(d) Long-term investments: The investments are accounted for using the cost method. Under the cost method, the original cost of the shares is adjusted for dividends received in excess of the Company's pro rata share of post acquisition income or if an other than temporary decline in value occurs. The Company's management reviews the estimated fair value of the investments on a regular basis based on established criteria including trading value, anticipated cash flows and profitability of the investees.

(e) Property, plant and equipment: Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives. Office furniture and equipment is depreciated over three years and laboratory equipment over five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the lease term.

(f) Patent rights: The costs incurred to obtain patents are capitalized. Costs are amortized over the lesser of the remaining legal life or estimated useful life of the patent once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. The cost of servicing the Company's patents are expensed as incurred. The Company's management evaluates the recoverability of patents on an annual basis, based on the expected utilization of the underlying technology and by assessing whether estimated future net cash flows exceed the carrying value. If patents are not considered to be fully recoverable, a provision is recognized for the unrecoverable amount.

(g) Medical technology: The costs of acquiring medical technology are capitalized. Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. The Company's management evaluates the recoverability of medical technology on an annual basis, based on the expected utilization of the underlying technology and by assessing whether estimated future net cash flows exceed the carrying value. If medical technology is not considered to be fully recoverable, a provision is recognized for the unrecoverable amount.

(h) Revenue recognition: Revenue from the Company's medical technology agreements, including royalty payments, license and option fees and milestone payments, some of which are received as upfront payments, is recorded net of amounts payable to third parties and is recognized on an accrual basis as the Company fulfills its obligations related to the licensing agreement, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit has been conferred. Payments related to medical technology agreements in which the benefit is conferred in future periods are deferred and recognized as revenue on a straight-line basis over the term of the related agreements.

Revenue from product sales is recognized upon shipment, which is when title passes and the Company has no continuing obligations related to the product.

Cash or other compensation received in advance of meeting the revenue recognition criteria is recorded as deferred revenue.

(i) Research and development expenditures: Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets stringent criteria for capitalization and amortization. No development costs have been capitalized to date.

(j) Government assistance: Government assistance, consisting of grants, forgivable loans and research tax credits, is recorded as a reduction of the related expense or cost of the asset acquired when reasonable assurance exists that the Company has complied with the terms and conditions of the approved grant or forgivable loan program, or for tax credits, when there is reasonable assurance that they will be realized. Government forgivable loans are a form of government assistance and are repayable by way of royalties only if revenues are generated from specified product sales.

(k) Income taxes: The Company follows the asset and liability method for accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases ("temporary differences"), and tax credits and loss carryforwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantial enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(l) Fair value of financial instruments: Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, term deposits, bonds, commercial paper, marketable securities, amounts receivable (including government assistance receivable), accounts payable and accrued liabilities and demand loan, approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

(m) Foreign exchange: The Company's currency of measurement and presentation is the Canadian dollar. The Company's subsidiaries that are located in the United States are considered to be integrated foreign operations. Accordingly, monetary items of the subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at transaction date rates. Any exchange gains or losses are included in earnings.

(n) Net earnings (loss) per share: Net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is calculated using the treasury stock method.

(o) Estimates: The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the valuation of investments, patent rights and medical technology, the useful lives of assets for depreciation and amortization, the amounts recorded as accrued liabilities, and the allocation of the purchase price on an acquisition.

(p) Stock-based compensation plan: The Company has a stock-based compensation plan, which is described in note 13(e). No compensation expense is recognized for the plan when stock or stock options are issued to employees. Any consideration paid by employees upon the exercise of stock options or purchase of stock is recorded as an increase in share capital.

(q) Comparative figures: Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3 ACQUISITIONS

(a) Intellivax International, Inc.: By a share purchase agreement completed May 15, 2001, the Company acquired all of the outstanding common shares of Intellivax International, Inc., a mucosal vaccine delivery company based in Montreal, Quebec for consideration consisting of:

4,000,000 common shares of the Company, valued at their market price at the date of completion	$ 24,482,100
Acquisition costs	1,251,621
	$ 25,733,721

The 4,000,000 common shares are subject to an escrow agreement, and are to be released over 24 months from the date of acquisition. Under the share purchase agreement, the Company must maintain operations in Montreal, Quebec for one year.

3 ACQUISITIONS CONTINUED

The acquisition has been accounted for by the purchase method of accounting and results of the operations have been consolidated from the date of acquisition. The purchase price allocation has been assigned to the specific assets acquired and liabilities assumed as follows:

Identifiable assets acquired at fair market value	
Cash	$ 254,194
Other current assets	2,227,295
Deposits	693,000
Property, plant and equipment	1,592,799
Patent rights	271,896
Medical technology and other assets	23,779,292
Liabilities assumed	
Current liabilities	(2,655,277)
Long-term debt	(106,384)
Capital leases	(323,094)
Purchase price	$ 25,733,721

The Company assumed operating lease commitments upon the acquisition of approximately $1.3 million as well as agreements that require payment of future royalties on certain commercialized products and/or sublicenses granted to third parties.

(b) ID Biomedical Corporation of Washington:

(I) On July 25, 2001, the Company acquired an additional 4,906,008 shares from treasury of IDBW, for consideration of the conversion of a loan of $12,854,581 to IDBW and cash of $3,748,498, increasing the Company's ownership interest to 94.46%. The acquisition of non-controlling interest has been accounted for by the step purchase method. A purchase price discrepancy of $1,139,746, which arose on the acquisition, has been allocated to medical technology and other assets.

(II) By an agreement dated November 16, 2001, the Company purchased 283,334 common shares of IDBW from Aventis Pasteur ("AP") and cancelled AP's right to exchange these IDBW shares for 714,286 common shares of the Company for consideration of a note payable of US$1,400,000, increasing the Company's ownership interest to 96.73%. The acquisition of non-controlling interest has been accounted for by the step purchase method. A purchase price discrepancy of $2,092,251, which arose on the transaction has been allocated to medical technology and other assets.

(III) On December 6, 2001, the Company acquired an additional 820,864 common shares from treasury of IDBW for cash consideration of $2,964,794 increasing the Company's ownership interest to 96.93%. The acquisition of non-controlling interest has been accounted for by the step purchase method. A purchase price discrepancy of $73,918, which arose on the acquisition has been allocated to medical technology and other assets.

4 SHORT-TERM INVESTMENTS

	2001	2000
Term deposits and bonds	$ 10,779,982	$ 21,898,106
Commercial paper	7,805,936	5,372,035
Marketable securities *(note 7(a))*	4,640,619	—
	$ 23,226,537	$ 27,270,141

Investments in term deposits, bonds and commercial paper are stated at cost, which approximates fair market value at December 31, 2001. Marketable securities represent common shares of Third Wave Technologies Inc. and are stated at the estimated net realizable value at December 31, 2001.

5 GOVERNMENT ASSISTANCE RECEIVABLE

	2001	2000
Investment tax credits receivable *(a)*	$ 1,935,367	$ —
Technology Partnerships Canada receivable *(b)*	325,381	—
	$ 2,260,748	$ —

(a) In 2001, the Company recorded $447,009 related to government research tax credits as a reduction of the related research and development expenses.

(b) Under the terms of an agreement entered into by IVX with Technology Partnerships Canada prior to the acquisition on May 15, 2001, IVX agreed to receive a financial contribution to a maximum amount of $5,938,680 over a period of three years for the development of mucosal proteosome vaccines for infectious diseases. IVX is committed to pay royalties of 4.5% based on its recognized gross revenues stemming from the commercialization of the mucosal proteosome vaccines for infectious diseases until 2012 to a maximum of $10,800,000. In 2001, the Company recorded an amount of $821,259 as a reduction of the related research and development expenses. To date, IVX has claimed $2,613,604 under the agreement.

6 PROPERTY, PLANT AND EQUIPMENT

	2001			2000		
	Cost	Accumulated depreciation and amortization	Net book value	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$ 3,429,323	$ 1,490,553	$ 1,938,770	$ 1,595,280	$ 965,687	$ 629,593
Office furniture and equipment	1,081,348	672,532	408,816	525,459	464,346	61,113
Leasehold improvements	2,631,067	961,250	1,669,817	1,648,479	736,458	912,021
	$ 7,141,738	$ 3,124,335	$ 4,017,403	$ 3,769,218	$ 2,166,491	$ 1,602,727

Included in the cost of property, plant and equipment are approximately $1,632,994 (2000 - $1,191,695) in assets under capital leases with accumulated amortization in the amount of approximately $1,058,752 (2000 - $811,119).

7 INVESTMENTS

	2001	2000
Investment in Third Wave Technologies, at cost	$ —	$ 9,189,000
Investment in DiscoveRx, at cost	413,644	413,644
	$ 413,644	$ 9,602,644

(a) Third Wave Technologies ("TWT"): During 2000, the Company received 500,000 common shares of TWT valued at US$6,000,000, as partial payment for a licensing fee of US$10,000,000. Subsequent to December 31, 2000, TWT completed an initial public offering, upon which the Company received 45,454 additional common shares. The Company's investment in TWT represents approximately 1% of TWT issued and outstanding voting shares. In 2001, the Directors and management of the Company decided to dispose of the investment during the next fiscal year. At December 31, 2001, a provision for loss on disposal of $4,548,381 has been recorded, based on the fair value of the shares at December 31, 2001 and the investment has been classified in short-term investments.

(b) DiscoveRx: During 2000, the Company received 1,000,000 common shares of DiscoveRx, a private company, as payment for a research license and option valued at US$280,000. The Company's investment in DiscoveRx represents approximately 1% of its issued and outstanding voting shares.

8 PATENT RIGHTS

	2001	2000
Cost	$ 1,439,322	$ 745,462
Accumulated amortization	239,408	151,225
	$ 1,199,914	$ 594,237

During the year ended December 31, 2001, the Company wrote off $70,034 (2000 - $24,381) of previously capitalized patent rights. The amount written off has been charged to amortization expense in the year.

9 MEDICAL TECHNOLOGY AND OTHER ASSETS

Medical technology and other assets includes payments made under contractual agreements to acquire certain medical technologies and the cost of licenses.

	2001			2000		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Meiogenics Agreement *(a)*	$ 2,000,000	$ 677,265	$ 1,322,735	$ 2,000,000	$ 403,595	$ 1,596,405
IDNA Agreement *(b)*	849,090	157,352	691,738	317,500	64,071	253,429
UCLA Agreement *(c)*	3,879,829	1,796,112	2,083,717	3,879,829	1,521,942	2,357,887
UTRC Agreement *(e)*	1,817,537	372,563	1,444,974	1,785,987	212,570	1,573,417
TheraGuide Agreement *(f)*	—	—	—	212,994	—	212,994
UBC Agreement *(g)*	22,242	—	22,242	22,242	—	22,242
WRAIR Agreements *(h)*	15,145	—	15,145	—	—	—
Acquired medical technology and other assets	26,275,327	1,146,549	25,128,778	—	—	—
Goodwill	809,880	38,566	771,314	—	—	—
	$ 35,669,050	$ 4,188,407	$ 31,480,643	$ 8,218,552	$ 2,202,178	$ 6,016,374

9 MEDICAL TECHNOLOGY AND OTHER ASSETS CONTINUED

(a) Meiogenics Agreement: The Company and Meiogenics US Limited Partnership, Meiogenics Canada Limited Partnership and Meiogenics Technology Management Corp. ("Meiogenics") entered into an asset purchase agreement (the "Meiogenics Agreement") dated July 29, 1992, as amended, under which the Company acquired certain patents, proprietary technology and intellectual property associated with Scissile Linkage Technology ("SLT") and Cycling Probe™ Technology ("CPT") (the "Meiogenics Assets") from Meiogenics effective December 18, 1992.

Under the Meiogenics Agreement, the Company made an initial payment of $1,000,000 consisting of 320,000 common shares of the Company issued from treasury. The Company made a milestone payment of $1,000,000, comprised of 355,872 common shares of the Company issued from treasury. The Company will make a further milestone payment of $1,000,000, in cash or shares at the option of the Company, upon the attainment of a milestone relating to the commercial development of the Meiogenics Assets.

(b) IDNA Agreement: The Company and Integrated DNA Technologies, Inc. ("IDNA") entered into an asset purchase agreement (the "IDNA Agreement") dated January 27, 1993 under which the Company acquired certain assets and was granted an exclusive sublicense of certain patents and patent applications relating to CPT (the "IDNA Assets"). On March 31, 1997, the Company granted IDNA a non-exclusive license to use the Meiogenics Assets and the IDNA Assets for the sole purpose of developing, producing and marketing products, based on SLT and CPT to be used for non-medical research purposes by institutions. The Company is entitled to receive royalties on the sale of any such products by IDNA.

In addition, on March 31, 1997 the Company and IDNA entered into an amendment to the IDNA Agreement pursuant to which the Company has agreed to fund a research and development program to be carried out by IDNA. Any funds paid by the Company to IDNA under this program will reduce the amount otherwise payable (the "Milestone Payment") by the Company to IDNA under the IDNA Agreement upon the achievement of certain goals relating to commercial development of the IDNA Assets. In 2001, the Company achieved a milestone and a final payment of US$351,000 (CDN$531,590) was paid.

(c) UCLA Agreement: IDBW and the University of California at Los Angeles ("UCLA") entered into a licensing agreement (the "UCLA Agreement") dated April 7, 1993, as amended by various amendments, pursuant to which IDBW was granted an exclusive, worldwide royalty-bearing license to use certain patented technology of UCLA (the "UCLA technology") for the development of vaccines and immunotherapeutics against *Mycobacterium tuberculosis*. UCLA also granted IDBW the right to issue exclusive or non-exclusive sublicenses to third parties to use the UCLA technology. UCLA also granted to IDBW exclusive, worldwide license rights to a vaccine against *Legionella pneumophila* (Legionnaires disease) developed by UCLA. The rights to the *Legionella pneumophila* vaccine were terminated and returned to UCLA in 1998. Under the agreement, UCLA has collaborated with IDBW in research, development and testing of the tuberculosis vaccine and as needed will collaborate in the future.

Under the UCLA Agreement, as amended, IDBW paid UCLA a license issue fee of US$750,000 and will make further payments upon the attainment of certain milestones relating to the commercial development of the tuberculosis vaccine by UCLA and IDBW. The potential aggregate cost to IDBW to obtain the exclusive, worldwide royalty-bearing license to the UCLA technology, including the license issue fee and all development milestones, will total US$4,750,000 plus royalties.

UCLA attained the first development milestone in 1994 which resulted in a payment by IDBW of US$1,000,000 to UCLA and on February 28, 1996, UCLA exercised its option to cause the Company to deliver to UCLA 82,238 common shares of the Company, which amounted to a value of US$650,000. UCLA attained the second development milestone in 1995 which resulted in a payment by IDBW of US$500,000 to UCLA. In 2001, the agreement was amended to provide an increased royalty rate in exchange for the return of 47,287 shares of the Company (note 11).

(d) AP Agreement: The Company, IDBW and Aventis Pasteur ("AP"), a subsidiary of Aventis, Inc. entered into a license and collaboration agreement (the "AP Agreement") dated September 29, 1995 pursuant to which AP was granted an exclusive, worldwide royalty-bearing license to develop, manufacture and sell a tuberculosis vaccine based on IDBW's technology.

Under the AP Agreement, AP paid IDBW a license issue fee of US$1,670,000 in addition to the contract execution fee of US$250,000 and development support payments of US$500,000. IDBW attained the first development milestone in 1996 resulting in a payment of US$250,000 from AP.

On December 21, 2001, the AP agreement terminated, which terminated AP's rights to the technology.

(e) UTRC Agreement: IDBW and the University of Tennessee Research Corporation ("UTRC") entered into a licensing agreement (the "UTRC Agreement") dated August 29, 1997 pursuant to which IDBW was granted an exclusive, worldwide license to use certain patented technology of UTRC (the "UTRC Technology") for the development of a vaccine against group A streptococcus. UTRC also granted IDBW the right to issue exclusive or non-exclusive sublicenses to third parties.

Annual license maintenance fees are due and have been paid on each anniversary date of the agreement. In 1999,

IDBW achieved its first development milestone after final documents were filed by the National Institute of Health and National Institute of Allergy and Infectious Diseases. The Company issued US$1,000,000 in common shares of IDBW upon accomplishment of this milestone in 2000. The potential aggregate cost for IDBW to obtain the exclusive, worldwide license to the UTRC Technology, including the execution fee, the license maintenance payments and all development milestones will total US$370,000 cash, US$2,500,000 of IDBW common shares at market price and, upon receiving FDA approval for the first vaccine that utilizes UTRC technology, 3% of the then issued and outstanding shares of IDBW. There are no royalties due under the UTRC Agreement.

(f) TheraGuide Agreement: IDBW and TheraGuide, Inc. ("TheraGuide") entered into a Memorandum of Agreement dated November 24, 1997 (the "TheraGuide Agreement") and subsequently completed a license agreement on December 21, 2000, pursuant to which IDBW was granted exclusive worldwide royalty-bearing rights to develop and market vaccines or immunotherapeutics based on TheraGuide's proprietary technology related to human immunodeficiency virus ("HIV"). Under the TheraGuide Agreement, IDBW has paid license fees of US$150,000 to December 31, 2000. On November 15, 2001, IDBW terminated its rights and obligations to the HIV therapeutic vaccine. Under the termination agreement with TheraGuide, IDBW retained certain rights of first refusal to relicense the intellectual property in the future, and made a payment of US$140,000 to TheraGuide for reimbursement of preclinical expenses. The entire amount paid to date has been expensed as a loss on disposal of medical technology.

(g) UBC Agreement: IDBW and The University of British Columbia ("UBC") entered into a License Agreement effective March 1, 2000 (the "UBC Agreement") pursuant to which IDBW was granted exclusive worldwide royalty-bearing rights to develop and market vaccines or immunotherapeutics based on UBC's proprietary technology related to enterhemorrhagic *E. coli* and enteropathogenic *E. coli* ("*E. coli*"). Under the UBC Agreement, UBC and IDBW will collaborate on further research, development and testing of vaccines and other immunotherapeutics against *E. coli*. IDBW has paid license fees of US$15,000 and patent costs of $100,460 to December 31, 2001. IDBW will be required to make further payments aggregating US$600,000 upon the attainment of certain milestones relating to the commercial development of UBC's technology and royalties on product sales.

(h) WRAIR Agreements:

(I) ***Exclusive patent license agreement:*** IVX and the Walter Reed Army Institute of Research ("WRAIR") entered into a patent license whereby WRAIR granted IVX a worldwide exclusive license, with the right to grant sub-licenses, for the use of certain patents and patent applications covering the Proteosome™ and Proteosome-based technology. Under this agreement, IVX agreed to make payments upon the attainment of specified milestones for each product identified and pay royalties based on net sales of commercialized products and payments received for any sublicense granted to a third party. This agreement shall extend for the full term of patents issued or to be issued from the referred licensed patents rights.

(II) ***Research Agreements:*** IVX and WRAIR have also entered into cooperative research and development agreements in connection with research of Proteosome-based vaccines for enteric and infectious diseases, HIV infections and AIDS. Under the terms of the agreements, WRAIR, on behalf of the US government, agrees to grant IVX the rights to negotiate for an exclusive license to inventions developed under each cooperative research agreement, with WRAIR retaining certain non-exclusive rights for US government purposes.

(i) CPT and SLT License Agreements: The Company has entered into several non-exclusive license, settlement and distribution agreements with various companies, granting these companies non-exclusive licenses to the CPT and SLT technologies, and to various products using these technologies. To December 31, 2001, the Company has received non-refundable fees which are being recognized in accordance with the underlying contractual agreements. The Company may also earn future milestone payments and royalties on product sales.

10 DEMAND LOAN

	2001	2000
Investment tax credits bank loan bearing interest at the bank's prime rate plus 1.0% per annum and repayable on demand. The loan is guaranteed by the amounts receivable from the Federal and Provincial governments and by a letter of guarantee.	$ 812,000	$ —

11 LONG-TERM DEBT

	2001	2000
Note payable of US$1,400,000, repayable over 21 months, maturing September 2003. The effective interest rate was determined to be 6.5% per annum.	$ 2,122,947	$ —
Estimated amount payable to UCLA, repayable on the basis of increased royalties under a license agreement *(note 9(c))*.	285,550	—
Bank loan secured and payable under the terms of the Federal Small Business Financing Act, bearing interest at the bank's prime rate plus 1.25% per annum, repayable in 36 monthly instalments of $6,944 and maturing June 2003. The loan is guaranteed by a moveable hypothec in the amount of $250,000 covering related equipment.	125,000	—
Unsecured promissory note bearing interest at 8.35% per annum, repayable in 60 monthly instalments of $579 including interest and maturing December 2004	18,395	—
	2,551,892	—
Current portion of long-term debt	1,272,513	—
	$ 1,279,379	$ —

Principal payments due on long-term debt are as follows:

Year ending December 31:

2002	$ 1,272,513
2003	987,180
2004	6,649
Thereafter	285,550

12 OBLIGATIONS UNDER CAPITAL LEASES

Minimum future payments at December 31, 2001 required under capital leases are as follows:

2002	$ 241,310
2003	121,287
2004	155,858
	518,455
Interest at 8.32% to 16%	40,373
	478,082
Current portion	214,934
	$ 263,148

13 SHARE CAPITAL

(a) Authorized: 200,000,000 common shares, without par value
100,000,000 class A preference shares, with a par value of $10
100,000,000 class B preference shares, with a par value of $50

(b) Common shares issued and outstanding	Number of shares	Amount
Balance, December 31, 1999	16,549,334	$ 43,072,607
Issued upon exercise and qualification of special warrants, net of issue costs of $2,146,583	5,586,364	22,728,419
Issued upon exercise of purchase warrants	1,824,734	7,884,510
Issued for Directors fees	15,939	100,803
Issued for cash upon exercise of stock options and special rights	548,816	972,811
Issued upon payment of convertible debenture	1,079,518	4,707,459
Issued upon payment of convertible notes payable	157,072	476,001
Shares to be issued for milestone payment	—	1,499,900
Balance, December 31, 2000	25,761,777	81,442,510
Issued under business acquisition *(note 3(a))*	4,000,000	24,482,100
Issued upon exercise of purchase warrants	992,071	5,888,748
Issued for Directors fees	9,690	54,430
Issued for cash upon exercise of stock options and special rights	154,273	289,070
Repurchased and cancelled	(47,287)	(285,550)
Balance, December 31, 2001	30,870,524	$ 111,871,308

Shares issued for non-cash consideration have been assigned values based on market prices at date of agreement for issuance.

(c) Special warrants: On February 22, 2000, the Company issued 3,636,364 special warrants at a price of $5.50 per unit, for total gross proceeds of $20,000,002. Each special warrant upon exercise, entitled the holder to receive, for no additional consideration, one common share and one half of a share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share at an exercise price of $6.50 per share for a period until the earlier of a) fifteen business days following the date on which the average price of the Company's common shares on the TSE for the preceding ten days is equal to or greater than $11.50; and b) November 23, 2001. In connection with the Offering, the Company issued the Agent 245,545 Agents' special warrants, each exercisable into one share purchase warrant. Each Agents' share purchase warrant entitles the holder to acquire one common share at an exercise price of $6.50 per share until November 23, 2001. The total cash proceeds from the sale of special warrants was $18,449,272, after deducting issue expenses of $1,550,730. On May 23, 2000 the Company filed a final prospectus for the purpose of qualifying the issue of 3,636,364 common shares and 2,072,725 share purchase warrants upon the exercise of the special warrants.

(d) Common share purchase warrants

	2001	2000
Outstanding, beginning of year	**2,533,991**	1,116,000
Issue	**—**	3,242,725
Exercised	**(992,071)**	(1,824,734)
Expired	**(1,040,520)**	—
	501,400	2,533,991

On January 27, 2000, the Company issued 1,170,000 common share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at a price of $2.75 per share. 975,000 purchase warrants expire October 29, 2002 and the remaining 195,000 Agents' warrants expire October 29, 2001. During the year ended December 31, 2001, 149,257 (2000 - 519,343) purchase warrants were exercised.

On May 23, 2000, the Company issued 2,072,725 common share purchase warrants. Each share purchase warrant entitles the holder to acquire one common share at an exercise price of $6.50 per share for a period until the earlier of a) fifteen business days following the date on which the average price of the Company's common shares on the TSE for the preceding ten days is equal to or greater than $11.50; and b) November 23, 2001. During the year ended December 31, 2001, 842,814 (2000 - 189,391) purchase warrants were exercised and the balance expired unexercised.

(e) Incentive stock options: Under the ID Biomedical Stock Option plan, the Company may grant options to its directors, officers and service providers (which include employees) for up to 3,742,339 shares of common stock. The exercise price of each option equals the market price of the Company's stock on the date of grant. The board of directors sets the vesting schedule and expiry date which cannot be more than ten years after the grant date. The current board resolution states that options vest quarterly over a four year period from the date of grant and expire five years after the grant date.

13 SHARE CAPITAL CONTINUED

A summary of the status of the plan as of December 31, 2001 and changes during the year are as follows:

	2001		2000	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price
Outstanding, beginning of year	**2,490,034**	**$ 4.67**	1,561,500	$ 4.18
Granted	**1,953,427**	**4.96**	1,275,000	5.28
Exercised	**(77,709)**	**3.71**	(224,107)	4.31
Forfeited and expired	**(657,521)**	**4.86**	(122,359)	5.30
Outstanding, end of year	**3,708,231**	**$ 4.81**	2,490,034	$ 4.67
Options exercisable at year-end	**1,534,731**		1,543,093	

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Exercise prices	Number outstanding at Dec 31, 2001	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable at Dec 31, 2001	Weighted average exercise price
$ 2.16 - $ 2.80	173,200	0.77	$ 2.57	173,200	$ 2.57
$ 3.20 - $ 3.95	346,000	0.57	3.45	343,500	3.45
$ 4.00 - $ 4.95	2,013,941	3.21	4.59	775,976	4.70
$ 5.00 - $ 5.90	591,000	4.33	5.09	179,355	5.12
$ 6.30 - $ 11.10	584,090	3.32	6.74	62,700	8.45
	3,708,231			1,534,731	

IDBW, the Company's majority-owned subsidiary, issued a total of 392,000 options (the "IDBW Options") to acquire common shares of IDBW in 1998 and 1999. Each of the IDBW Options was exercisable into one common share of IDBW at the price of US$0.01 per common share.

At the Annual General meeting of Members on June 25, 1999, it was approved that in order to provide employees of IDBW who held 392,000 IDBW Options with liquidity, the Company acquire the IDBW Options in return for 404,368 special rights (the "Special Rights") to be issued by the Company. Each Special Right entitles the holder thereof to acquire a common share of the company at the price of CDN$0.01, vesting over three years.

During the year ended December 31, 2001, the remaining 76,564 (2000 - 324,709) Special Rights were exercised and nil (2000 - 3,095) have been forfeited.

(f) Shareholder rights plan: The Company adopted a shareholder rights plan effective May 1, 1996.

Rights issued under the plan become exercisable only when a person acquires 20% or more of the Company's outstanding common shares without complying with the Permitted Bid provision of the plan or without the approval of the Company's Board of Directors. To be a Permitted Bid, the plan requires that a bid must be open for not less than 60 days and that not less than 50% of the outstanding common shares held by shareholders other than the acquiring person be tendered into the bid. One right will be issued in respect of each common share outstanding on May 31, 1996 and in respect of each common share issued subsequent to May 31, 1996 and prior to an event qualifying rights issued under the plan for exercise. Each right entitles the holder to purchase common shares of the Company at a 50% discount to the then market price. The number of shares the holder would be entitled to purchase for each right held is that number determined by dividing the exercise price of $150 by one-half of the then market price per share.

(g) Weighted average number of common shares: The weighted average number of common shares for the year ended December 31, 2001 is 28,611,024 (2000 - 23,009,651). The diluted weighted average number of common shares for the year ended December 31, 2001 is 28,611,024 (2000 - 25,307,067).

14 INCOME TAXES

Income tax expense (recovery) varies from the amounts that would be computed by applying the Canadian federal and combined provincial income tax rate of 42.93% (2000 - 45.6%) to loss before amortization of goodwill and income taxes as shown in the following table:

	2001	2000
Computed taxes at Canadian federal and provincial tax rates	**$ (6,300,481)**	$ 2,098,278
Losses at lower tax rates in foreign jurisdictions	**542,366**	1,437,176
Permanent and other differences	**4,609,776**	(736,717)
Change in valuation allowance	**1,148,339**	(2,798,737)
Income tax expense (recovery)	**$ —**	$ —

The tax effect of the temporary differences that gives rise to future tax assets as of December 31, 2001 and 2000 is presented below:

	2001	2000
Future income tax assets:		
Tax loss carryforwards	**$ 15,148,797**	$ 6,177,733
Research and development expenses	**4,410,690**	2,854,378
Property, plant and equipment	**453,957**	89,037
Share issue costs	**857,114**	959,690
Deferred revenue	**3,372,077**	5,098,244
Other	**1,213,756**	178,099
Total gross future tax assets	**25,456,391**	15,357,181
Valuation allowance	**(16,505,520)**	(15,357,181)
	8,950,871	—
Future tax liability:		
Medical technology and other assets	**(8,950,871)**	—
	$ —	$ —

At December 31, 2001, the Company also has unclaimed tax deductions of approximately $19,386,000 including unamortized capital costs of $1,150,000, scientific research and experimental development expenditures of $15,830,000 and share issue costs of $2,406,000. Additionally, the Company has investment tax credits aggregating $2,435,000 available to reduce Canadian federal income taxes for up to 10 years and $500,000 tax credits for US tax purposes.

At December 31, 2001, the Company has non-capital losses carried forward for tax purposes which are available to reduce taxable income of future years in Canada of $23,080,000 and the United States of US$13,732,000. The losses expire as follows:

	Canada	United States
2003	$ 162,000	$ —
2004	103,000	—
2005	7,192,000	—
2006	8,666,000	—
2007	833,000	—
2008	6,124,000	1,233,000
2009 and thereafter	—	12,499,000
	$ 23,080,000	$ 13,732,000

15 CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the cash flow statement is comprised of the following amounts:

	2001	2000
Cash on hand and balances with banks	**$ 1,485,558**	$ 373,768
Short-term investments	**8,950,383**	9,084,072
	$ 10,435,941	$ 9,457,840

16 COMMITMENTS

The Company entered into operating lease agreements for office and laboratory space, office equipment and research contracts.

Future minimum lease payments under these commitments are as follows:

2002	$ 586,301
2003	671,954
2004	708,749
2005	725,835
2006	725,989
Thereafter	3,877,436

In addition, the Company, IDBW and IVX have commitments under medical technology agreements (note 9).

The Company signed a sublease dated May 15, 1999 expiring on September 30, 2003, which coincides with the original lease entered into by the Company. Future minimum sublease income has been included as a reduction to the amounts above.

17 SUPPLEMENTARY INFORMATION TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001	2000
Cash paid for:		
Interest	$ 119,466	$ 104,060
Income taxes	—	—
Non-cash transactions:		
Conversion of notes payable	—	476,001
Conversion of convertible debentures	—	4,621,160
Interest on convertible debentures paid in shares	—	86,299
Shares issued or to be issued for milestone payment	—	1,499,900
Licensing revenue received in shares	—	9,602,644
Special warrants exercised for shares	—	4,332,701
Equity elements of warrants exercised	—	202,780
Issuance of common shares for acquisition of Intellivax *(note 3(a))*	24,482,100	—
Issuance of debt on acquisition of shares *(note 11)*	285,550	—
Issuance of debt on acquisition of medical technology *(note 3(b))*	2,092,251	—
Acquisition of additional shares in ID Biomedical Washington *(note 3(b))*	1,213,664	—

18 SEGMENT DISCLOSURES

The Company organizes its business into two operating segments, gene-based disease testing and subunit vaccines. Transactions between reportable segments have been eliminated. Substantially all of the Company's revenues generated from external customers, property, plant and equipment and goodwill are in North America.

	Year ended December 31, 2001			Year ended December 31, 2000		
	Gene-based testing	Subunit vaccines	Total	Gene-based testing	Subunit vaccines	Total
Licensing	$ 2,538,437	$ —	$ 2,538,437	$ 12,105,529	$ —	$ 12,105,529
Product sales	—	—	—	20,478	—	20,478
Interest and other revenue	1,324,621	633,714	1,958,335	1,401,209	114,784	1,515,993
Interest expense	17,503	118,989	136,492	186,036	103,487	289,523
Depreciation and amortization	727,081	2,376,684	3,103,765	664,356	786,906	1,451,262
Net earnings (loss)	(3,815,630)	(10,900,694)	(14,716,324)	10,293,087	(5,691,601)	4,601,486
Total assets	28,798,851	46,833,286	75,632,137	47,259,453	8,009,761	55,269,214
Expenditures for:						
Property, plant and equipment	13,086	3,361,597	3,374,683	7,497	316,807	324,304
Medical technology and other assets	531,590	27,353,214	27,884,804	—	107,979	107,979
Patent rights	115,568	648,800	764,368	—	113,283	113,283

19 SUBSEQUENT EVENTS

Subsequent to December 31, 2001

(a) On January 10, 2002, the Company entered into a non-exclusive license agreement, granting Takara Biomedical Group, a subsidiary of Takara Shuzo Company Ltd., a non-exclusive license to the CPT technologies. The Company received an upfront payment of US$2,500,000.

(b) The Company issued 82,709 stock options with exercise prices ranging from $6.80 to $7.55 per share expiring in January, 2007, and 66,200 stock options were exercised for aggregate cash consideration of $255,782.

ADMINISTRATION HEADQUARTERS

Suite 1510
800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
(604) 431 9314 Telephone
(604) 431 9378 Facsimile

RESEARCH AND DEVELOPMENT FACILITIES

Suite 100
19204 North Creek Parkway
Bothell, Washington
USA 98011
[illegible]) 482 2601 Telephone
[illegible]) 482 2502 Facsimile

Suite [illegible]
[illegible] Frederick Banting
[illegible] St. Laurent, Quebec
Canada H4S 2A1
[illegible] 3883 Telephone
[illegible] 0606 Facsimile

[illegible] Technology Center
[illegible] South Rolling Road
[illegible], Maryland
USA [illegible]
[illegible] 5614 Telephone
[illegible] 5606 Facsimile

AUDITORS

KPMG LLP
[illegible] Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K3

LEGAL COUNSEL CANADA

Borden Ladner Gervais LLP
[illegible] Waterfront Centre,
[illegible] Burrard Street
Vancouver, British Columbia
Canada V6X 1T2

LEGAL COUNSEL UNITED STATES

Preston/Gates/Ellis LLP
Suite 5000
[illegible] Fifth Avenue
Seattle, Washington
USA 98104 - 7078

DIRECTORS

Dr. Richard Bastiani
Daniel A. Carriere
Dr. Anthony F. Holler
Richard H. McCoy
Todd R. Patrick
Jon S. Saxe
Dr. Brian J. Underdown
Ian A. Webb

PATENT COUNSEL

Seed Intellectual Property Law Group PLLC
Suite 6300
701 Fifth Avenue
Seattle, Washington
USA 98104 - 7078

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

TRADING INFORMATION

NASDAQ National Market
(symbol "IDBE")

The Toronto Stock Exchange
(symbol "IDB")

CONTACT INFORMATION

[illegible]an Linden
Manager Corporate Communications

(604) 431 9314 Telephone
(604) 431 9378 Facsimile

[illegible]@idbiomedical.com

www.idbiomedical.com

ID Biomedical Corporation
1510 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
604 431 9314 Telephone
604 431 9378 Facsimile
info@idbiomedical.com
www.idbiomedical.com